File No. 70-9069


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------

                               AMENDMENT NO. 1 TO
                        FORM U-1 APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                        ---------------------------------

                                 Conectiv, Inc.
                                 800 King Street
                           Wilmington, Delaware 19899
                       ----------------------------------

                     (Name of company filing this statement
                   and address of principal executive offices)

                                      None
                       ----------------------------------

                 (Name of top registered holding company parent)


Barbara S. Graham                            Michael J. Barron
President                                    Vice President
Conectiv, Inc.                               Conectiv, Inc.
800 King Street                              6801 Black Horse Pike
Wilmington, Delaware 19899                   Egg Harbor Township,
                                                      New Jersey 08234

                   (Names and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application- Declaration to:


Joanne C. Rutkowski, Esq.                    James M. Cotter, Esq.
William S. Lamb, Esq.                        Vincent Pagano, Jr., Esq.
H. Liza Moses, Esq.                          Simpson Thacher &
LeBoeuf, Lamb, Greene &                               Bartlett
         MacRae, L.L.P.                      425 Lexington Avenue
125 West 55th Street                         New York, New York  10017
New York, New York  10019

Dale Stoodley, Esq.
Delmarva Power & Light Company               James E. Franklin II, Esq.
800 King Street                              Atlantic Energy, Inc.
Wilmington, Delaware  19899                  6801 Black Horse Pike
                                             Egg Harbor Township,
                                             New Jersey  08234

                                TABLE OF CONTENTS

                                                                         Page

Item 1.  Description of Proposed Mergers...................................1
A.       Introduction......................................................1
         1.       General Request..........................................2
         2.       Overview of the Mergers..................................2
B.       Description of the Parties to the Mergers.........................3
         1.       General Description......................................3
                  a.       Delmarva........................................3
                  b.       Atlantic........................................4
                  c.       Conectiv and its Subsidiaries...................6
                           i.    Conectiv (6);
                           ii.   Delmarva (7);
                           iii.  Delmarva's Subsidiaries (7);
                           iv.   ACE (7);
                           v.    AEE (7);
                           vi.   AEII (7);
                           vii.  Support Conectiv (8);
                           viii. DS Sub (8)
         2.       Description of Facilities................................9
                  a.       Delmarva........................................9
                           i.    General (9);
                           ii.   Electric Generating Facilities and
                                  Resources (9);
                           iii.  Electric Transmission and Other
                                  Facilities (10);
                           iv.   Gas Facilities (11);
                           v.    Other (11)
                  b.       Atlantic.......................................12
                           i.    General (12);
                           ii.   Electric Generating Facilities and
                                 Resources (12);
                           iii.  Electric Transmission and Other
                                  Facilities (13);
                           iv.   Other (13)
         3.       Nonutility Subsidiaries.................................14
                  a.       Delmarva.......................................14
                  b.       Atlantic.......................................17
C.       Description of the Mergers.......................................21
         1.       Background and Negotiations Leading to the
                  Proposed Mergers........................................21
         2.       Merger Agreement........................................26
D.       Benefit Plans....................................................27
E.       Management and Operations of Conectiv Following the
         Mergers..........................................................27
F.       Industry Restructuring Initiatives...............................29

Item 2.  Fees, Commissions and Expenses...................................31

Item 3.  Applicable Statutory Provisions..................................32
A.       Legal Analysis...................................................33
         1.       Section 10(b)...........................................35
                  a.       Section 10(b)(1)...............................36
                           i.      Interlocking Relationships (36);
			   ii.     Concentration of Control (36)
                  b.       Section 10(b)(2) -- Fairness of Consideration..39
                  c.       Section 10(b)(2) -- Reasonableness of Fees.....40
                  d.       Section 10(b)(3)...............................41
         2.       Section 10(c)...........................................48
                  a.       Section 10(c)(1)...............................49
                           i.      Acquisition of Gas Operations (50);
			   ii.     Direct and Indirect Nonutility
                                   Subsidiaries of Conectiv (59)
                  b.       Section 10(c)(2)...............................68
                           i.      Efficiencies and Economies (68);
			   ii.     Integrated Public Utility System (72)
         3.       Section 10(f)...........................................78
         4.       Other Applicable Provisions -- Section 9(a)(1)..........78
B.       Intra-System Provision of Services...............................79
         1.       Support Conectiv........................................80
         2.       Other Services..........................................82

Item 4.  Regulatory Approvals.............................................83
A.       Antitrust........................................................83
B.       Federal Power Act................................................84
C.       Atomic Energy Act................................................84
D.       State Public Utility Regulation..................................84

Item 5.  Procedure........................................................86

Item 6.  Exhibits and Financial Statements................................86
A.       Exhibits.........................................................86
B.       Financial Statements.............................................88

Item 7.  Information as to Environmental Effects..........................88

Item 1.  Description of Proposed Mergers

A.       Introduction

     This Application/Declaration seeks approvals relating to the proposed combination of Delmarva Power & Light Company ("Delmarva") and Atlantic Energy, Inc. ("Atlantic"), pursuant to which Delmarva and its direct subsidiaries and the direct subsidiaries of Atlantic will become direct subsidiaries of Conectiv, Inc. ("Conectiv"), a new Delaware holding company (the "Mergers").1 Following the consummation of the Mergers, Conectiv will register with the Securities and Exchange Commission (the "SEC" or "Commission") as a holding company under the Public Utility Holding Company Act of 1935 (the "Act").

--------
1 Following consummation of the Mergers, Conectiv, Inc. will change its name to Conectiv.


     The Mergers are expected to produce substantial benefits to the public, investors and consumers, and meet all applicable standards of the Act. Among other things, Delmarva and Atlantic believe that the Mergers will allow the shareholders of each of the companies to participate in a larger, financially stronger company that, through a combination of the equity, management, human resources and technical expertise of each company, will be able to achieve increased financial stability and strength, greater opportunities for earnings growth, reduction of operating costs, efficiencies of operation, better use of facilities for the benefit of customers, improved ability to use new technologies, greater retail and industrial sales diversity and improved capability to make wholesale power purchases and sales. In this regard, Delmarva and Atlantic believe that synergies created by the Mergers will generate substantial cost savings which would not have been available absent the Mergers. Delmarva and Atlantic have estimated the dollar value of certain synergies resulting from the Mergers to be in excess of $500 million over a ten-year period. The expected benefits of the Mergers are discussed in further detail in
Item 3.A.2.b.i. below.

     The shareholders of Delmarva and Atlantic approved the Mergers at their respective meetings held on January 30, 1997. Delmarva and Atlantic have submitted their applications requesting approval of the Mergers and/or related matters to their various state and federal regulators. Orders approving the mergers have been received from the Maryland Public Service Commission (the "MPSC") and the Federal Energy Regulatory Commission (the "FERC"). Applications are pending before the Delaware Public Service Commission (the "DPSC"), the Virginia State Corporation Commission (the "VSCC"), the New Jersey Board of Public Utilities (the "NJBPU"), the Pennsylvania Public Utility Commission (the "PPUC"), and the Nuclear Regulatory Commission (the "NRC"). Finally, both companies have made the required filings with the Antitrust Division of the U.S. Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). See Item 4 below for additional detail regarding these regulatory approvals. It is anticipated that favorable responses will be received from these regulators in the near future.

     Conectiv seeks to consummate the Mergers by year-end. In order to permit timely consummation of the Mergers and the realization of the substantial benefits they are expected to produce, Conectiv requests that the Commission's review of this Application/Declaration commence and proceed as expeditiously as practicable, and that the Commission order be issued in no event later than November 30, 1997. To the extent that all of the state and other approvals have not been received by that time, Conectiv asks the Commission to condition the effectiveness of its order upon receipt of all necessary state and other regulatory approvals.

     1. General Request

     Pursuant to Sections 9(a)(2) and 10 of the Act, Conectiv hereby requests authorization and approval of the Commission to acquire, by means of the Mergers described below, all of the issued and outstanding common stock of Delmarva and Atlantic. Conectiv also hereby requests that the Commission approve:

     (i) the designation of Support Conectiv ("Support Conectiv") as a subsidiary service company in accordance with the provisions of Rule 88 of the Act and the Service Agreement as a basis for Support Conectiv to comply with Section 13 of the Act and the Commission's rules thereunder;

     (ii) the acquisition by Conectiv of the gas properties of Delmarva and the continued operation of Delmarva as a combination utility;

     (iii) the acquisition by Conectiv of the nonutility activities, businesses and investments of Delmarva and Atlantic; and

     (iv)   the   continuation   of  all   outstanding   intrasystem   financing
     arrangements.

     2. Overview of the Mergers

     Pursuant to an Agreement and Plan of Merger, dated as of August 9, 1996, as amended and restated as of December 26, 1996 (the "Merger Agreement"), DS Sub, Inc., a Delaware corporation and a direct subsidiary of Conectiv ("DS Sub"), will be merged with and into Delmarva, with Delmarva continuing as the surviving corporation (the "Delmarva Merger"), and Atlantic will be merged with and into Conectiv, with Conectiv as the surviving corporation (the "Atlantic Merger"). As a result of the Delmarva Merger and the Atlantic Merger, Delmarva and its direct subsidiaries and certain direct subsidiaries of Atlantic will become direct subsidiaries of Conectiv, and Conectiv will be a holding company within the meaning of the Act. A chart of the proposed corporate structure of Conectiv following consummation of the Mergers is attached hereto as Exhibit E-4.

     The common shareholders of Delmarva will receive for each issued and outstanding share of common stock, par value $2.25 per share, of Delmarva (the "Delmarva Common Stock"), one share of common stock of Conectiv, par value $.01 per share ("Conectiv Common Stock"). The common shareholders of Atlantic will receive for each issued and outstanding share of common stock, no par value per share, of Atlantic (the "Atlantic Common Stock"), 0.75 shares of Conectiv Common Stock and 0.125 shares of Class A common stock of Conectiv, par value $.01 per share ("Conectiv Class A Common Stock"). Following the Mergers the common shareholders of Delmarva and Atlantic will become common shareholders of Conectiv. (See Item 1.C.2 below). The Mergers will have no effect on the shares of preferred stock of Delmarva issued and outstanding at the time of the consummation of the Mergers, each series of which and each share of which will remain unchanged. Atlantic has no shares of preferred stock outstanding. A copy of the Merger Agreement is incorporated by reference as Exhibit B-1 hereto.

B. Description of the Parties to the Mergers

     1. General Description

     a. Delmarva

     Delmarva was incorporated under the laws of the State of Delaware in 1909 and in Virginia in 1979 and is a public utility company engaged in providing electric service in Delaware, Maryland and Virginia and gas service in Delaware. As of December 31, 1996, Delmarva provided electric utility service to approximately 442,000 customers in an area encompassing about 6,000 square miles in Delaware (253,000 customers), Maryland (169,000 customers) and Virginia (20,000 customers), and gas utility service to approximately 100,000 customers in an area consisting of about 275 square miles in northern Delaware. A map of Delmarva's service territory is attached as Exhibit E-1.

     Delmarva is subject to regulation as a public utility under the Delaware Public Utilities Act as to retail electric and gas rates and other matters by the DPSC. Delmarva is also subject to regulation by the VSCC and MPSC as to retail electric rates and other matters and to regulation by the PPUC with respect to ownership of generating facilities in Pennsylvania. Delmarva is also subject to regulation by the FERC with respect to the classification of accounts, rates for any wholesale sales of electricity, the interstate transmission of electric power and energy, interconnection agreements, borrowings and issuances of securities not regulated by state commissions and acquisitions and sales of certain utility properties under the Federal Power Act. In addition, Delmarva is subject to limited regulation by the FERC under the Natural Gas Act of 1938, as amended with respect to its ownership of a 4-mile pipeline that crosses state lines and sales for resale made pursuant to FERC blanket marketing certificates. Delmarva is also currently subject to regulation by the NRC in connection with its ownership interests in the Salem Nuclear Generating Station and the Peach Bottom Nuclear Generating Station.

     The Delmarva Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Philadelphia Stock Exchange and has unlisted trading privileges on the Cincinnati, Midwest and Pacific Stock Exchanges. As of December 31, 1996, there were 60,682,719 shares of Delmarva Common Stock and 1,253,548 shares of Delmarva preferred stock outstanding. Delmarva's principal executive office is located at 800 King Street, Wilmington, Delaware 19899. A copy of the Restated Certificate and Articles of Incorporation, as amended, of Delmarva is incorporated by reference as Exhibit A-3.

     Delmarva has a nonutility subsidiary trust, Delmarva Power Financing I ("DPF I"), a Delaware trust, which was formed in 1996 in connection with the issuance by Delmarva of Cumulative Quarterly Income Preferred Securities.

     For the year ended December 31, 1996, Delmarva's operating revenues on a consolidated basis were approximately $1,160 million, of which approximately $981 million were derived from electric operations, $114 million from gas operations and $65 million from other operations. Consolidated assets of Delmarva and its subsidiaries at December 31, 1996 were approximately $2,979 million, consisting of approximately $2,536 million in identifiable electric utility property, plant and equipment; approximately $219 million in identifiable gas utility property, plant and equipment; and approximately $224 million in other corporate assets.

     A more detailed summary of information concerning Delmarva and its subsidiaries is contained in Delmarva's Annual Report on Form 10-K for the year ended December 31, 1996, a copy of which is incorporated by reference as Exhibit H-1.

     b. Atlantic

     Atlantic was incorporated under the laws of the State of New Jersey in 1986 and is a public utility holding company exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act and Rule 2 thereunder. Pursuant to Rule 2, Atlantic has filed a statement with the Commission on Form U-3A-2 for the year ended December 31, 1996, which is incorporated by reference as Exhibit H-3 hereto.

     The principal subsidiary of Atlantic is Atlantic City Electric Company ("ACE"). ACE is a public utility company organized under the laws of the State of New Jersey in 1924 by merger and consolidation of several utility companies. It is a holding company exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(2) of the Act and Rule 2 thereunder, and is engaged in the generation, transmission, distribution and sale of electric energy. ACE serves a population of approximately 476,000 customers in a 2,700 square-mile area of Southern New Jersey. A map of ACE's service area is attached as Exhibit E-1 hereto.

     ACE currently has one utility subsidiary, Deepwater Operating Company ("Deepwater"), a New Jersey corporation, that operates generating facilities in New Jersey for ACE. Deepwater owns no physical assets. Prior to the closing of the Mergers, the employees of Deepwater will become employees of ACE.

     ACE has a nonutility subsidiary trust, Atlantic Capital I ("ACI"), a Delaware trust, which was formed in 1996 in connection with the issuance by ACE of Cumulative Quarterly Income Preferred Securities.

     As a public utility under the laws of the State of New Jersey, ACE is regulated by the NJBPU as to its retail rates, services, accounts, depreciation, and acquisitions and sales of utility properties, and in other respects. ACE is also subject to regulation by the FERC the classification of accounts, rates for any wholesale sales of electricity, the interstate transmission of electric power and energy, interconnection agreements, borrowings and issuances of securities not regulated by state commissions and acquisitions and sales of certain utility properties under the Federal Power Act. In addition, Atlantic is currently subject to regulation by the NRC in connection with its ownership interest in the Salem, Peach Bottom and Hope Creek Nuclear Generating Stations.

     The Atlantic Common Stock is listed on the New York, Philadelphia and Pacific Stock Exchanges. As of December 31, 1996, there were 52,502,479 shares of Atlantic Common Stock outstanding and no shares of preferred stock. Atlantic's principal executive office is located at 6801 Black Horse Pike, Egg Harbor Township, New Jersey 08234. A copy of the Atlantic Restated Certificate of Incorporation is incorporated by reference as Exhibit A-4.

     On a consolidated basis, Atlantic's operating revenues for the calendar year ended December 31, 1996 were approximately $980 million, and its total assets as of December 31, 1996 were approximately $2,671 million.

     More detailed information concerning Atlantic is contained in the Annual Reports of Atlantic and ACE on Form 10-K for the year ended December 31, 1996, which is incorporated by reference as Exhibit H-2.

     c. Conectiv and its Subsidiaries

          i. Conectiv

     Conectiv was incorporated under the laws of the State of Delaware on August 8, 1996 to become a holding company for Delmarva and its direct subsidiaries and certain direct subsidiaries of Atlantic following the Mergers and for the purpose of facilitating the Mergers. Conectiv filed a Restated Certificate of Incorporation on December 24, 1996. Conectiv has, and prior to the consummation of the Mergers will have, no operations other than those contemplated by the Merger Agreement to accomplish the Mergers. Upon consummation of the Mergers, Conectiv will be a public utility holding company and will own directly all of the issued and outstanding common stock of Delmarva, certain of Delmarva's direct subsidiaries, ACE, Atlantic Energy Enterprises, Inc. ("AEE"), Atlantic Energy International, Inc. ("AEII") and Support Conectiv. At present and until consummation of the Mergers, the common stock of Conectiv, which consists of 1,000 issued and outstanding shares, is owned by Delmarva and Atlantic, each of which owns 500 shares. A copy of the Restated Certificate of Incorporation of Conectiv is attached as Exhibit A-1.

     Following consummation of the Mergers, the common equity of the Company will be divided into two classes: the Conectiv Common Stock and the Conectiv Class A Common Stock. The use of two classes of common stock is designed to address the difference in Delmarva's and Atlantic's evaluations of the growth prospects of, and uncertainties associated with deregulation of, the regulated electric utility business of Atlantic. Upon the consummation of the Mergers, the Conectiv Common Stock will be issued both to the holders of the Delmarva Common Stock and to the holders of the Atlantic Common Stock while the Conectiv Class A Common Stock will be issued only to the holders of the Atlantic Common Stock, thereby giving the current holders of Atlantic Common Stock a proportionately greater opportunity to share in the growth prospects of, and a proportionately greater exposure to the uncertainties associated with deregulation of, the regulated electric utility business of Atlantic.

     As discussed below, upon consummation of the Mergers, and after some additional organizational changes immediately after the Mergers, it is contemplated that Conectiv will have two direct utility subsidiaries, Delmarva and ACE, whose only nonutilty subsidiaries would be DPF I and ACI, respectively. The system's other nonutility interests will be held by various direct and indirect subsidiaries of Conectiv. The precise structure of the system's nonutility operations will be determined, in part, by any consolidation, dissolution and or divestiture of the existing interests of Delmarva and ACE in nonutility businesses prior to the Mergers.

          ii. Delmarva

     Following the consummation of the Mergers, Delmarva will become a direct subsidiary of Conectiv. Delmarva's utility operations and facilities are described in Item 1.B.2.a. below and its nonutility subsidiaries and operations are described in Item 1.B.3.a. below.

          iii. Delmarva's Subsidiaries

     In conjunction with the Mergers, Delmarva's existing subsidiaries will be reorganized. Several direct subsidiaries of Delmarva, including Conectiv Services, Inc. and Conectiv Communications, Inc., are expected to become direct subsidiaries of Conectiv. Delmarva's direct subsidiaries, except DPF I, are expected to become direct subsidiaries of Conectiv. At present, these direct subsidiaries of Delmarva are Conectiv Services, Inc., Conectiv Communications, Inc., Delmarva Capital Investments, Inc. ("DCI"), Delmarva Service Company, Delmarva Energy Company, Delmarva Industries, Inc. and East Coast Natural Gas Cooperative, L.L.C. ("ECNG"). As described below, DCI is a holding company for a variety of non-utility interests.

          iv. ACE

     Following the consummation of the Mergers, ACE will become a direct subsidiary of Conectiv. ACE's utility operations and facilities are described in
Item 1.B.2.b. below. ACE does not currently own any interest in any nonutility subsidiaries other than ACI.

          v. AEE

     Following the consummation of the Mergers, AEE will become a direct subsidiary of Conectiv. AEE is a holding company for Atlantic's nonutility subsidiaries, including Atlantic Generation, Inc. ("AGI"), Atlantic Southern Properties, Inc. ("ASP"), ATE Investment, Inc. ("ATE"), Atlantic Thermal Systems, Inc. ("ATS"), CoastalComm, Inc. ("CCI") and Atlantic Energy Technology, Inc. ("AET").

          vi. AEII

     Following the consummation of the Mergers, AEII will become a direct subsidiary of Conectiv. AEII was formed in July, 1996 to provide utility consulting services and equipment sales to international markets. The business activities of AEII are being concluded with the expectation that AEII will be inactive by December 31, 1997.

          vii. Support Conectiv

     Prior to the consummation of the Mergers, Support Conectiv will be incorporated in Delaware to serve as the service company for the Conectiv system. Support Conectiv will provide Delmarva, ACE and the other companies of the Conectiv system with a variety of administrative, management, engineering, construction, environmental and support services, either directly or through agreements with associate or nonassociate companies, as needed.

     Support Conectiv will enter into a service agreement with most, if not all, companies in the Conectiv system (the "Service Agreement"). (A copy of the form of Service Agreement as well as an appendix entitled "Description of Services and Determination of Charges for Services" will be filed as Exhibit B-2).

     The authorized capital stock of Support Conectiv will consist of up to 3,000 shares of common stock, $1 par value per share. Upon consummation of the Mergers, all issued and outstanding shares of Support Conectiv common stock will be held by Conectiv.

          viii. DS Sub

     Solely for the purpose of facilitating the Mergers proposed herein, DS Sub has been incorporated under the laws of the State of Delaware as a direct transitory subsidiary of Conectiv established to effectuate the Delmarva Merger. The authorized capital stock of DS Sub consists of 1000 shares of common stock, $0.01 par value ("DS Sub Common Stock"), all of which is held by Conectiv. DS Sub has not had, and prior to the closing of the Mergers will not have, any operations other than the activities contemplated by the Merger Agreement necessary to accomplish the combination of DS Sub and Delmarva as herein described.

     2. Description of Facilities

     a. Delmarva

          i. General

     For the year ended December 31, 1996, Delmarva sold the following amount of electric energy (retail and wholesale) and sold and transported the following amount of natural gas:


         Electric sales....................15,780,826 Mwh
         Gas sold and transported..........24,157,866 Mcf

          ii. Electric Generating Facilities and Resources

     As of December 31, 1996, Delmarva had a total net installed generating capacity of approximately 2,738 MW available from the following power plants:

          Edge Moor is located in Wilmington, DE. Delmarva's ownership interest results in a net installed capacity of 696 MW. The major fuel source for 251 MW is coal and the major fuel source for 445 MW is oil.

          Indian River is located in Millsboro, DE. Delmarva's ownership interest results in a net installed capacity of 743 MW. Its major fuel source is coal.

          Conemaugh is located in New Florence, PA. Delmarva's ownership interest results in a net installed capacity of 63 MW. Its major fuel source is coal.

          Keystone is located in Shelocta, PA. Delmarva's ownership interest results in a net installed capacity of 63 MW. Its major fuel source is coal.

          Vienna is located in Vienna, MD. Delmarva's ownership interest results in a net installed capacity of 151 MW. Its major fuel source is oil.

          Peach Bottom Nuclear Generating Station is located in Peach Bottom Township, PA. Delmarva owns 7.51 percent of Peach Bottom which results in a net installed capacity of 164 MW. Its fuel source is nuclear.

          Salem Nuclear Generating Station is located in Lower Alloways Creek Township, NJ. Delmarva owns 7.41 percent of Salem which results in a net installed capacity of 164 MW. Its fuel source is nuclear.

          Hay  Road  is  located  in   Wilmington,   DE.  It  is  a   combustion
     turbine/combined cycle power plant. Delmarva's ownership interest results in a net installed capacity of 511 MW. Its major fuel source is gas.

          Delmarva owns (or partially owns) fourteen peaking units, ranging in size from 0.1 MW to 26 MW. These units are located in Delaware, Maryland, Virginia, New Jersey, and Pennsylvania and are fueled with gas, oil, or diesel fuel. Delmarva's ownership interest results in a net installed capacity of 183 MW.

          In addition to the power plants owned or partially owned by Delmarva listed above, Delmarva purchases capacity from three utilities. At year end 1996, Delmarva's purchased capacity totaled 390 MW. Delmarva's total capacity available at year end 1996 to serve customers is 3128 MW.

          Delmarva's 1996 summer peak load, which occurred on July 9, 1996, was 2,569 MW and its 1996 winter peak load, which occurred on January 17, 1997, was 2,587 MW.

          iii. Electric Transmission and Other Facilities

     As of December 31, 1996, Delmarva's transmission system consisted of approximately 16 circuit miles of 500 kV lines; 326 circuit miles of 230 kV lines; 453 circuit miles of 138 kV lines; 711 circuit miles of 69 kV lines; 618 circuit miles of 34 kV lines and 5,261 circuit miles of 25 kV lines. As of December 31, 1996, Delmarva's distribution system consisted of 6,706 circuit miles of 12 kV and 4 kV lines. As of December 31, 1996, Delmarva's electric transmission and distribution system includes 1,391 transmission poleline miles of overhead lines, 5 transmission cable miles of underground cables, 6,927 distribution poleline miles of overhead lines and 5,416 distribution cable miles of underground cables.

     Delmarva is a member of the Pennsylvania-New Jersey- Maryland Interconnection ("PJM" or the "PJM Pool")2. The members of PJM have worked together voluntarily for almost seventy years to create the Nation's largest "tight" power pool with free-flowing ties. With the backing of their regulatory commissions, the members have built an efficient wholesale energy market based on a "split-the-savings" energy exchange, the reciprocal sharing of capacity resources, and a competitive market in transmission entitlements to import energy. Estimates of the savings realized by the PJM Pool range upwards of $1 billion per year. Delmarva's generation and bulk transmission facilities have been operated on an integrated basis with those of other PJM members. Delmarva estimates that its fuels savings associated with energy transactions within the PJM Pool amounted to $9.8 million during 1996.

--------

2 Atlantic is also a member of the PJM Interconnection, as described in Item b.iii below. Historically, the other members have been Baltimore Gas and Electric Company, Jersey Central Power & Light Company, Metropolitan Edison Company, Pennsylvania Electric Company, PECO Energy Company, Pennsylvania Power & Light Company, Potomac Electric Power Company and Public Service Electric and Gas Company. Recent changes in FERC policy have resulted in a restructuring of the PJM Interconnection into a limited liability corporation and expanded membership including nonutility power marketers and brokers, and utilities whose retail service territories are outside the PJM Pool geographic boundaries.


     Many of the rules governing the use of the nation's transmission system are changing. In FERC Order No. 888, FERC directed all transmission-owning public utilities to file tariffs that offer comparable open transmission service to others.

     As a member of PJM, Delmarva submitted a filing on December 31, 1996 to comply with the requirements of FERC's Order No. 888 applicable to tight power pools. This included a Transmission Owners Agreement, the pool-wide PJM Open Access Transmission Tariff, and an amended PJM Interconnection Agreement. FERC issued an order in this case on February 28, 1997. Delmarva has been, and will continue to be, involved with the restructuring of PJM and the related filings before FERC.

     The PJM Interconnection's installed capacity as of December 31, 1996 was 57,283 MW. The PJM Interconnection peak demand during 1996 was 44,302 MW on August 23, 1996, which resulted in a summer reserve margin of 24% (based on installed capacity of 56,865 MW on that date).

          iv. Gas Facilities

     The gas property of Delmarva as of December 31, 1996 consisted of a liquefied natural gas plant located in Wilmington, Delaware with a storage capacity of 3.045 million gallons and a maximum daily sendout capacity of 49,898 Mcf per day. This facility is used primarily as a peak-shaving facility for Delmarva's gas customers. Delmarva also owns four natural gas city gate stations at various locations in its gas service territory. These stations have a total contract sendout capacity of 125,000 Mcf per day. Delmarva has 111 miles of transmission mains (including 11 miles of joint-use gas pipelines that are used 10% for gas distribution and 90% for electricity production), 1,539 miles of distribution mains and 1,091 miles of service lines. The Delmarva gas facilities are located exclusively in New Castle County, Delaware.

          v. Other

     Delmarva and its subsidiaries own and occupy office buildings in Wilmington and Christiana, Delaware and Salisbury, Maryland and also own a number of other properties located elsewhere in its service area that are used for office, service and other purposes.

     In addition, Delmarva owns other property, plant and equipment supporting its electric and gas utility functions.

     b. Atlantic

          i. General

                  For the year ended December 31, 1996, ACE sold 8.347 billion kwh of electric energy (at retail and wholesale).

          ii. Electric Generating Facilities and Resources

     As of December 31, 1996, ACE had a total net capability of approximately 1679 MW available from the following units:

          Deepwater is located in Penns Grove, NJ. ACE's ownership interest results in a net installed capacity of 220 MW. Its major fuel sources are oil, coal and gas.

          B.L. England is located in Beesley Point, NJ. ACE's ownership interest results in a net installed capacity of 439 MW. Its major fuel sources are coal and oil.

          Keystone is located in Shelocta, PA. ACE's ownership interest results in a net installed capacity of 42 MW. Its major fuel source is coal.

          Conemaugh is located in New Florence, PA. ACE's ownership interest results in a net installed capacity of 65 MW. Its major fuel source is coal.

          Peach Bottom Nuclear Generating Station is located in Peach Bottom Township, PA. ACE owns 7.51 percent of Peach Bottom which results in a net installed capacity of 164 MW. Its fuel source is nuclear.

          Salem Nuclear Generating Station is located in Lower Alloways Creek Township, NJ. ACE owns 7.41 percent of Salem which results in a net installed capacity of 164 MW. Its fuel source is nuclear.

          Hope Creek Nuclear Generating Station is located in Lower Alloways Creek Township, NJ. ACE's 5% ownership interest results in a net installed capacity of 52 MW. Its fuel source is nuclear.

          Combustion Turbine Units are located in various locations. ACE's ownership interest results in a net installed capacity of 524 MW. Their major fuel sources are oil and gas.

          Diesel Units are located in various locations. ACE's ownership interest results in a net installed capacity of 8.7 MW. Their major fuel source is oil.

In addition, ACE had firm capacity purchases with a net total, as of December 31, 1996, of 707 MW.

     ACE's summer peak load for the calendar year 1996, which occurred on August 23, 1996, was 1774 MW and its 1996 winter peak load, which occurred on January 17, 1997 was 1,431 MW.

          iii. Electric Transmission and Other Facilities

     As of December 31, 1996, ACE's transmission system consisted of approximately 22 circuit miles of 500 kV lines; 127 circuit miles of 230 kV lines; 209 circuit miles of 138 kV lines; 590 circuit miles of 69 kV lines; 113 circuit miles of 34 kV lines and 197 circuit miles of 23 kV lines. As of December 31, 1996, ACE's distribution system consisted of 10,398 circuit miles of 12 kV and 4 kV lines. ACE's electric transmission and distribution system includes 1,215 transmission poleline miles of overhead lines, 46 transmission cable miles of underground cables, 9,252 distribution poleline miles of overhead lines and 1,146 distribution cable miles of underground cables.

     ACE is also a member of the PJM Interconnection. ACE's generation and transmission facilities are operated on an integrated basis with those of seven other utilities, including Delmarva, in Pennsylvania, New Jersey, Maryland and the District of Columbia. ACE estimates that its fuel savings associated with energy transactions within the pool amounted to $3.8 million (includes savings for Vineland Municipal Electric Utility) during 1996.

          iv. Other

     ACE owns and occupies an office building and a number of operating centers located throughout southern New Jersey.

     In addition, ACE owns property, plant and equipment supporting its electric utility functions.

     3. Nonutility Subsidiaries

     Both Delmarva and Atlantic engage indirectly, through subsidiaries and affiliates, in various nonutility activities related to the systems' core utility businesses.

     a. Delmarva

     Delmarva has seven direct nonutility subsidiaries: Delmarva Industries, Inc., Delmarva Services Company, Delmarva Energy Company, Conectiv Services, Inc., Conectiv Communications, Inc., DCI and ECNG.

          Delmarva Industries, Inc., a Delaware corporation and a direct subsidiary of Delmarva, was formed in 1981 to be a partner in a joint venture oil and gas exploration and development program in New York, Ohio and Pennsylvania. This subsidiary is winding down its business.

          Delmarva Services Company, a Delaware corporation and a direct subsidiary of Delmarva, was formed in 1986 to own and finance an office building that it leases to Delmarva and/or its affiliates. Delmarva Services Company also owns approximately 2.9% of the common stock of Chesapeake Utilities Corporation, a publicly-traded gas utility company with gas utility operations in Delaware, Maryland and Florida.

          Delmarva Energy Company, a Delaware corporation and a direct subsidiary of Delmarva, was formed in 1975 to participate in gas and oil exploration and development opportunities. This subsidiary is currently dormant but is expected to be the vehicle for Rule 58 marketing activities.

          Conectiv Services, Inc., a Delaware corporation and a direct subsidiary of Delmarva, was formed in 1996 to acquire and operate service businesses primarily involving heating, ventilation and air conditioning ("HVAC") sales, installation and servicing, and other energy-related activities.

          Conectiv Communications, Inc., a Delaware corporation and a direct subsidiary of Delmarva, was formed in 1996 to provide a full-range of retail and wholesale telecommunications services.

         ECNG, a Delaware limited liability company in which Delmarva holds a 1/7 th interest, is engaged in gas related activities. Delmarva is a member of ECNG to do bulk purchasing of gas in order to improve the efficiency of its natural gas local distribution operations.

          Delmarva Capital Investments, Inc. ("DCI"), a Delaware corporation and a direct subsidiary of Delmarva, was formed in 1985 to be a holding company for a variety of unregulated investments.

     DCI's subsidiaries are:

          DCI I, Inc., a Delaware corporation and a wholly-owned subsidiary of DCI formed in 1985 to be involved in equity investments in leveraged leases of aircraft.

          DCI II, Inc., a Virgin Islands corporation and a wholly-owned foreign sales subsidiary of DCI formed in 1985 to be involved in lease investments.

          Delmarva Capital Technology Company ("DCTC"), a Delaware corporation and a wholly-owned subsidiary of DCI formed in 1986 to be involved in projects related to the development of new technologies and alternative energy resources.

     DCTC's subsidiaries are:

          Pine Grove, Inc., a Delaware corporation and a wholly-owned subsidiary formed in 1988 to hold interests in municipal solid waste landfill and hauling businesses.

     Pine Grove, Inc.'s subsidiaries are:

          Pine  Grove   Landfill,   Inc.,  a  Pennsylvania   corporation  and  a
          wholly-owned subsidiary formed in 1985 that owns and operates a municipal solid waste landfill in Pine Grove, PA.

          Pine  Grove  Hauling  Company,   a  Pennsylvania   corporation  and  a
          wholly-owned subsidiary that owns and operates a waste hauling and recycling business.

     DCTC-Glendon, Inc., a Delaware corporation and a wholly-owned subsidiary of DCTC formed in 1987 to invest in a waste-to-energy business that was proposed to be located in Glendon, PA. The facility was never built.

     DCTC-Burney, Inc., a Delaware corporation and a wholly-owned subsidiary of DCTC formed in 1987 to invest in Burney Forest Products, A Joint Venture, as a general partner.

     DCTC-Burney, Inc.'s subsidiaries are:

          Pine Grove Gas Development, L.L.C., a limited liability company formed in 1995 to develop a use for methane gas produced at the municipal solid waste landfill owned and operated by Pine Grove Landfill, Inc. DCTC- Burney owns a 49% interest in the limited liability company.

          DelBurney Corporation, a Delaware corporation and a wholly-owned subsidiary of DCTC-Burney, Inc. formed in 1989 to act as the sole 1% general partner of Forest Products, L.P., which is a partner in Burney Forest Products, A Joint Venture.

               Forest Products, L.P., a Delaware limited partnership which is a general partner in Burney Forest Products, A Joint Venture.

          Burney Forest Products, A Joint Venture, a California general partnership which is owned by DCTC-Burney, Inc. and Forest Products, L.P. The partnership constructed and owns a power plant and sawmill in Burney, CA. DCTC-Burney, Inc.'s total direct and indirect ownership interest is 45%.

     DCTC is a limited partner in:

          Luz Solar Partners, Ltd. IV, a California limited partnership which owns a solar-powered generating station in Southern California in which DCTC owns a 4.7% limited partnership interest.

          UAH-Hydro Kennebec, L.P., a New York limited partnership which owns a hydro-electric project in which DCTC owns a 27.5% limited partnership interest.

     Delmarva Capital Realty Company ("DCRC"), a Delaware corporation and a wholly-owned subsidiary of DCI formed in 1986 to invest in real estate projects. It is a vehicle for the sale of properties not used or useful for the utility business.

     DCRC's Subsidiaries are:

          Christiana Capital Management, Inc., a Delaware corporation and a wholly-owned subsidiary formed in 1987, which owns an office building leased to affiliates.

          Post and Rail Farms, Inc., a Delaware corporation and a wholly-owned subsidiary formed in 1987 to develop and sell a residential housing development.

     Delmarva  Operating   Services  Company,  a  Delaware   corporation  and  a
     wholly-owned subsidiary of DCI formed in 1987, which acts as a holding company for utility operation and maintenance companies.

     Delmarva Operating Service Company's subsidiaries are:

          DelStar Operating Company, a Delaware corporation and a wholly-owned subsidiary formed in 1992 to operate and maintain the Delaware City Power Plant in Delaware City, DE, a qualifying facility, under a contract with the plant's current owner.

          DelWest Operating Company, a Delaware corporation and a wholly-owned subsidiary formed in 1993 to operate and maintain a power plant in Burney, CA, a qualifying facility under a contract with the plant's owner, Burney Forest Products, A Joint Venture (an investment of DCTC-Burney, Inc.).

          DelCal Operating Company, a Delaware corporation and a wholly-owned subsidiary formed in 1996 to operate and maintain a power plant in Sacramento, California, a qualifying facility owned by the Sacramento Power Authority under a subcontract with Siemens Power Corporation.

     Together, at December 31, 1996, Delmarva's nonutility subsidiaries and investments constituted approximately 4 percent of the consolidated assets of Delmarva and its subsidiaries. In connection with the Mergers, one or more of the direct and indirect subsidiaries of Delmarva may be merged with and into, or become a subsidiary of, one or more existing direct or indirect subsidiaries of Atlantic or vice versa. A corporate chart of Delmarva and its subsidiaries, showing their nonutility interests, is filed as Exhibit E-2.

     b. Atlantic

     Atlantic has two direct nonutility subsidiaries, AEII and AEE.

          AEII, a Delaware corporation, is a direct subsidiary of Atlantic formed in 1996 to broker used utility equipment to developing countries and to provide utility consulting services related to the design of sub-stations and other utility infrastructure. This subsidiary is winding down its business.

          AEE, a New Jersey corporation, is a direct subsidiary of Atlantic formed in 1995 to be a holding company for Atlantic's non-regulated subsidiaries. Through its 6 wholly-owned subsidiaries, and 50% equity interest in Enerval, L.L.C., a natural gas marketing venture, AEE has consolidated assets totaling $217 million. These 7 subsidiaries pursue growth opportunities in energy-related fields, particularly those that will complement Atlantic's existing businesses and customer relationships.

     AEE's active subsidiaries are:

          ATE, a New Jersey corporation and a wholly-owned subsidiary of AEE formed in 1986. ATE holds and manages capital resources for AEE. ATE's primary investments are equity investments in leveraged leases of three commercial aircraft and two container ships. In August, 1996, ATE joined with an unaffiliated company to create EnerTech Capital Partners, L.P., an equity limited partnership that will invest in and support a variety of energy-related technology growth companies. ATE also owns 94% of EnerTech Capital Partners L.P. At December 31, 1996, ATE had invested $7.3 million in this partnership. At December 31, 1996, ATE's total equity amounted to $11.1 million. It has outstanding financing arrangements of $10.0 million with ASP and $14.1 million with AEE.

          AGI, a New Jersey corporation and a wholly-owned subsidiary of AEE formed in 1986. AGI develops, owns and operates independent power production projects.

          AGI's investments in power projects consist of the following:

               Pedrick Ltd., Inc., a New Jersey corporation and a wholly-owned subsidiary of AGI, formed in 1989 to hold a 35% limited partnership interest in Pedricktown Cogeneration Limited Partnership.

               Pedrick Gen., Inc., a New Jersey corporation and a wholly-owned subsidiary of AGI, formed in 1989 to hold a 15% general partnership interest in Pedricktown Cogeneration Limited Partnership.

               Vineland Limited, Inc., a Delaware corporation and a wholly-owned subsidiary of AGI, formed in 1990 to hold a 45% limited partnership interest in Vineland Cogeneration Limited Partnership.

               Vineland General, Inc., a Delaware corporation and a wholly-owned subsidiary of AGI, formed in 1990 to hold a 5% general
               partnership    interest   in   Vineland    Cogeneration   Limited
               Partnership.

          ATS, a Delaware corporation and a wholly-owned subsidiary of AEE, formed in 1994. ATS and its wholly-owned subsidiaries develop, own and operate thermal heating and cooling systems. ATS also provides other energy-related services to business and institutional energy users. ATS plans to make an investment in capital expenditures related to district heating and cooling systems to serve the business and casino district in Atlantic City, NJ. ATS is also pursuing the development of thermal projects in other regions of the U.S.

     ATS's subsidiaries are:

          Atlantic  Jersey  Thermal  Systems,   Inc.,  a  Delaware   corporation
	  and wholly-owned subsidiary formed in 1994, that owns a 10% general partnership interest in TELP I (as defined below).

          ATS Operating Systems, Inc., a Delaware corporation and a wholly-owned subsidiary formed in 1995 that provides thermal energy operating services.

          Thermal Energy Limited Partnership I ("TELPI"), a Delaware limited partnership wholly-owned by Atlantic Thermal and Atlantic Jersey Thermal Systems, that holds an investment in the Midtown Energy Center. The Midtown Energy Center, which produces steam and chilled water, will represent the initial principal operations of ATS. It is expected to be commercial by mid-1997. Currently, TELPI is operating the heating and cooling equipment of several businesses in Atlantic City, NJ. Some of these businesses will be served by the ATS district system once it is in commercial operations and others will continue to be served independently by ATS.

     	  Atlantic Paxton Cogeneration, Inc., a wholly-owned subsidiary formed in 1977, that holds a 5% general partnership interest in ATS-EPC, L.P.

	       ATS-EPC, L.P., a limited partnership formed in 1977 with a 5% general partnership interest held by Atlantic Paxton Cogeneration, Inc. and a 45% limited partnership interest held by ATS, owns a cogeneration qualifying facility which sells steam to Harrisburg Steam Works Limited and electric energy to Pennsylvania Power & Light Company.

          Harrisburg Steam Works Limited, a Pennsylvania corporation owned 50% by ATS, provides thermal energy services to the city of Harrisburg, Pennsylvania.

     CCI, a Delaware corporation and a wholly-owned  subsidiary of AEE formed in
     1995   to   pursue   investments   and   business   opportunities   in  the
     telecommunications industry.

     ASP, a New Jersey corporation and a wholly-owned subsidiary of AEE formed in 1970 that owns and manages a 280,000 square-foot commercial office and warehouse facility in southern New Jersey. Approximately fifty percent of the space is presently leased to system companies and fifty percent is leased to nonaffiliates.

     AET, a Delaware corporation and a wholly-owned subsidiary of AEE formed in 1991. AET is currently winding up its sole investment which is nominal. There are no future plans for investment activity at this time by AET.

     Enerval, L.L.C. ("Enerval"), a Delaware limited liability company. In 1995, AEE and Cenerprise, Inc., a subsidiary of Northern States Power established Enerval, formerly known as Atlantic CNRG Services, L.L.C.. AEE and Cenerprise each own 50 percent of Enerval. Enerval provides energy management services, including natural gas procurement, transportation and marketing.

     At December 31, 1996, Atlantic's nonutility subsidiaries and investments constituted approximately 8.2 percent of the consolidated book value of the assets of Atlantic and its subsidiaries.

     A corporate chart of Atlantic and its subsidiaries, showing their nonutility interests, is filed as Exhibit E-3. In connection with the Mergers, one or more of the direct and indirect subsidiaries of Atlantic may be merged with and into, or become a subsidiary of, one or more existing direct or indirect subsidiaries of Delmarva or vice versa.

C. Description of the Mergers

     1.   Background and Negotiations Leading to the Proposed Mergers

     Atlantic and Delmarva are neighboring utilities that have had a variety of working relationships on a wide range of matters over many years. These included joint minority ownership in a number of electric production facilities and membership in the PJM Interconnection.

     The Energy Policy Act of 1992 (the "1992 Act"), which enhanced the authority of the FERC to order electric utilities to provide transmission service, has prompted new developments in the electric utility industry. The 1992 Act also created a new class of power producers, exempt wholesale generators, which are exempt from regulation under the Act. This exemption has increased the number of entrants into the wholesale electric generation market and increased competition in the wholesale segment of the electric utility industry. Pursuant to its authority under the 1992 Act, the FERC issued a number of orders in specific cases commencing in December 1993 directing utilities to provide transmission services. The FERC's actions have increased the availability of transmission services, thus creating significant competition in the wholesale power market. Other developments have resulted from policies at the SEC, which has liberalized its interpretation and administration of the Act in ways that have made mergers between utility companies less burdensome, thereby facilitating the creation of larger industry competitors.

     In the fall of 1995, following a number of general discussions between Atlantic's senior management and its financial advisors and legal counsel, among others, regarding the potential strategic value of acquisitions, alliances and mergers in the restructuring utility and energy services industry, Atlantic began investigations of strategic alternatives. Atlantic's long-term advisors, corporate counsel at Simpson Thacher & Bartlett ("Simpson Thacher") and financial advisors at Morgan Stanley & Co. Incorporated ("Morgan Stanley"), were alerted to Atlantic's interest in pursuing discussions with individual target companies.

     During 1995, Delmarva's senior management team participated in a series of retreats focused on the future direction of the industry and its implications for the company. Over the course of the last 12-18 months Delmarva consulted with various advisors, including its long-term legal advisor, LeBoeuf, Lamb, Greene & MacRae, L.L.P. ("LeBoeuf"), regarding strategic opportunities including, among other things, alliances, joint ventures and acquisitions.

     Over the course of their long business relationship, Mr. Howard E. Cosgrove, Chairman, President and Chief Executive Officer of Delmarva, and Mr. Jerrold L. Jacobs, Chairman of the Board and Chief Executive Officer of
Atlantic, regularly met to discuss industry issues. At one such meeting, on February 21, 1996, Mr. Cosgrove raised the possibility of a merger of the two companies. At the time, Mr. Jacobs declined to pursue the discussions, primarily because Atlantic was in the process of investigating other alternatives. Later, Atlantic decided not to continue to consider these alternatives.

     On March 4, 1996, Mr. Jacobs called Mr. Cosgrove to indicate his interest in commencing discussions that could lead to a merger or other business combination of the two companies. They met on March 7, 1996 to conduct exploratory discussions.

     At a regularly scheduled Atlantic Board meeting on March 14, 1996, Mr. Jacobs advised the Atlantic Board of the possibility of a merger or other business combination with Delmarva.

     At a regularly scheduled Delmarva Board meeting on March 28, 1996, Mr. Cosgrove advised the Delmarva Board of his discussions with Mr. Jacobs and interest in pursuing a possible merger or other business combination.

     On April 4, 1996, Messrs. Jacobs and Cosgrove met with the Delmarva and Atlantic working groups, representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Morgan Stanley to commence preliminary discussions of benefits at a conceptual level and the identification of issues that would need to be resolved before proceeding with a merger of the two companies.

     After multiple meetings between Delmarva and Atlantic and their respective advisors, including Delmarva's long-term legal advisor Potter Anderson & Corroon ("Potter Anderson"), there was a consensus that discussions of a potential business combination between Delmarva and Atlantic should continue but that there was need for further study of issues requiring resolution, including the emerging regulatory environment and general valuation issues.

     A joint regulatory subgroup of the Delmarva and Atlantic working groups met on May 2, 1996 to hear a presentation from The NorthBridge Group ("NorthBridge"), an economic consulting firm specializing in the utility industry, about the scope of a stranded cost review. The companies decided after the presentation to have their counsel jointly engage NorthBridge to do an evaluation of potential stranded costs arising in each of the companies. NorthBridge presented its preliminary stranded costs review to the joint working group on May 15, 1996.

     Following this period of intense review of the potential obstacles to a merger of Atlantic and Delmarva, representatives of the two companies met with Merrill Lynch and Morgan Stanley on May 29, 1996. Discussions were held on the status of the regulatory analysis, the analysis of general stand-alone valuation issues and the likely reaction of the capital markets to an announcement of a combination of the two companies. The companies' working groups and advisors laid out a number of options, including having as a component of the merger consideration a "second security" (i.e., a security in addition to the conventional common stock of the new company) that would be distributed to the shareholders of Atlantic to reflect the growth prospects of, and uncertainties associated with deregulation of, the regulated electric utility business of Atlantic. The parties were considering the use of such a second security as a mechanism to address the difference in Delmarva's and Atlantic's evaluations of the overall impact of these growth prospects and uncertainties on the regulated electric utility business of Atlantic. The parties considered that the second security could take the form either of a "letter stock," i.e., a common stock to be issued by the holding company that, following the Mergers, would own the businesses of both Delmarva and Atlantic, the performance of which would be tied in some manner to that of the regulated New Jersey electric utility business of Atlantic, or of a preferred stock that was in some way tied to the performance of such business.

     On July 3, 1996, members of both working groups and Morgan Stanley, LeBoeuf and Potter Anderson held a teleconference. Teams were formed to address a range of due diligence issues; accounting, tax and financial systems; asset evaluation and operations; communication and information systems; human resources; marketing, communications and public relations; litigation; corporate documents; and environmental and real estate. During the July 3, 1996 teleconference, a decision was made to have counsel for Delmarva and Atlantic jointly engage Deloitte & Touche Consulting Group ("D&T Consulting Group"), a nationally recognized consulting firm with experience in utility mergers and acquisitions that is a division of Deloitte & Touche LLP, to assist Delmarva and Atlantic management in identifying and quantifying the potential cost savings that could result from a business combination between the two companies.

     During July and in early August, intensive due diligence activities, including the exchange of documents between Delmarva and Atlantic and a series of meetings, were conducted by Delmarva and Atlantic.

     Through a series of conference calls held July 15 through July 18, 1996 that included representatives of Delmarva and Atlantic and representatives of Merrill Lynch, Morgan Stanley, LeBoeuf, Potter Anderson and Simpson Thacher, agreement was reached that the second security would take the form of a letter stock, i.e., a common equity security, rather than a preferred stock.

     During a joint meeting of the communications subgroups of the Delmarva and Atlantic teams on July 16, 1996, a decision was made that it was timely to engage Abernathy MacGregor & Associates ("Abernathy"), a communications advisor knowledgeable in merger-related communications. On July 23, 1996, Abernathy was jointly engaged to assist the communication subgroup in the development of a communication plan and in the preparation of communication materials in connection with the potential transaction.

     On July 25, 1996, Messrs. Jacobs and Michael J. Chesser, President and Chief Operating Officer of Atlantic were invited to a segment of the Delmarva Board meeting at which D&T Consulting Group, as a part of its assistance to the joint working group, discussed the joint analysis of potential synergies with the Delmarva Board, including the basic structure, process and content of a synergy analysis, generally described the type of synergies identified in other mergers, then explained the results to date of the joint synergies analysis. The evaluation included preliminary estimates of synergies, net of costs to achieve them, in excess of $500 million over a 10-year period that might be obtained from a business combination of the two companies.

     On July 26, 1996, Messrs. Jacobs and Michael J. Barron, Vice President and Chief Financial Officer, of Atlantic and Mr. Cosgrove and Mrs. Barbara S. Graham, Senior Vice President, Treasurer and Chief Financial Officer, of Delmarva met to conclude the negotiation of management structure issues and to begin to make progress on the parameters of the potential transaction, including the extent to which the merger consideration distributed to Atlantic's shareholders would include letter stock.

     On August 2, 1996, members of the Delmarva and Atlantic working groups met with D&T Consulting Group to review the final results of the analysis prepared by Delmarva and Atlantic with the assistance of D&T Consulting Group on potential synergies that could result in connection with a business combination of Delmarva and Atlantic.

     During discussions regarding the proposed merger at the August 5, 1996 Atlantic Board meeting, D&T Consulting Group, as a part of its assistance to the joint working group, discussed the joint analysis of potential synergies with the Atlantic Board.

     At the Atlantic Board meeting on August 8, the Atlantic Board was briefed on the status of the negotiations and considered final presentations from management on the rationale for a business combination of Delmarva and Atlantic, including the potential benefits and the similarity of vision and strategy between the two companies. Morgan Stanley made a presentation which included a description of the letter stock and the results of their valuation analysis.

     At the Atlantic Board meeting of August 9, 1996, detailed presentations were made by Morgan Stanley and management on the status of pricing negotiations. Simpson Thacher reviewed in detail with the Atlantic Board the terms of the Merger Agreement. The joint communication plan that would be put in place upon an approved merger was presented to the Atlantic Board by management and a representative of Abernathy. Morgan Stanley made a presentation which included a summary of the terms of the transaction, a further description of the letter stock and the results of their valuation analysis. Morgan Stanley rendered to the Atlantic Board its oral opinion, which was subsequently confirmed in writing, to the effect that as of the date of such meeting the Atlantic Conversion Ratio taking into account the Delmarva Conversion Ratio (each, as hereinafter defined), was fair from a financial point of view to the holders of Atlantic Common Stock. The Atlantic Board then approved the terms of the Merger Agreement, which was subsequently executed.

     At the Delmarva Board meeting on the same day, management noted that due diligence had been concluded and that no issues had been identified that would preclude management's recommending that Delmarva proceed with the proposed merger; management further noted that the synergies analysis was finalized. Representatives of Merrill Lynch reviewed various financial and other information and rendered to the Delmarva Board its opinion that, as of such date and based upon and subject to the matters discussed therein, the Delmarva Conversion Ratio was fair to Delmarva and its shareholders from a financial point of view. The Delmarva Board approved the terms of the Merger Agreement and the Merger Agreement was subsequently executed.

     Additional information regarding the background of the Mergers is set forth in the Conectiv Registration Statement on Form S-4 (Exhibit C-1 hereto).

     On January 30, 1997, at a special meeting of stockholders of Delmarva, the holders of Delmarva Common Stock voted to approve the Mergers. Out of 60,754,568 shares of Delmarva Common Stock issued and outstanding and entitled to vote, 51,621,008.553 shares (84.97%) were represented in person or by proxy at the special meeting. 49,681,023.314 shares (81.77%) of Delmarva Common Stock voted for, 1,399,949.695 shares (2.30%) of Delmarva Common Stock voted against, and 540,035.544 (.89%) shares of Delmarva Common Stock abstained from voting on the approval of the Mergers.

     On January 30, 1997, at a special meeting of stockholders of Atlantic, the holders of Atlantic Common Stock, voted to approve the Mergers. Out of 52,704,052 shares of Atlantic Common Stock issued and outstanding and entitled to vote, 39,648,046 shares (75.23%) were represented in person or by proxy at the special meeting. 37,843,067 shares (71.80%) of Atlantic Common Stock voted for, 1,539,886 shares (2.92%) of Atlantic Common Stock voted against, and 265,093 (0.50%) shares of Atlantic Common Stock abstained from voting on the approval of the Mergers.

     2. Merger Agreement

     The Merger Agreement provides for Atlantic to be merged with and into Conectiv and DS Sub to be merged with and into Delmarva. The Merger Agreement is incorporated by reference as Exhibit B-1.

     Under the terms of the Merger Agreement, upon consummation of the Mergers:

     - each issued and outstanding share of Delmarva Common Stock3 shall be converted into the right to receive one share of Conectiv Common Stock (the "Delmarva Conversion Ratio");

     - each issued and outstanding share of Atlantic Common Stock4 shall be converted into the right to receive 0.75 of one share of Conectiv Common Stock and 0.125 of one share of Conectiv Class A Common Stock (the "Atlantic Conversion Ratio"); and

     -    all  shares  of  capital  stock of  Conectiv  issued  and  outstanding
          immediately   prior  to  the  Mergers   will  be   cancelled   without
          consideration and cease to exist.

Based on the capitalization and the Delmarva Conversion Ratio and the Atlantic Conversion Ratio the shareholders of Delmarva and Atlantic would own approximately 60.6% and 39.4%, respectively, of the outstanding shares of the Conectiv Common Stock and the shareholders of Atlantic would own 100% of the outstanding shares of Conectiv Class A Common Stock.

--------

3 Other than shares owned by Delmarva as treasury stock or by Atlantic or by any direct subsidiary of Delmarva or Atlantic. Such shares will be cancelled and cease to exist and no consideration will be delivered in exchange therefor.

4 Other than shares owned by Atlantic as treasury stock or by Delmarva or by any direct subsidiary of Atlantic or Delmarva. Such shares will be cancelled and cease to exist and no consideration will be delivered in exchange therefor.


     The Mergers are subject to customary closing conditions, including all necessary governmental approvals, including the approval of the Commission.

D. Benefit Plans

     Delmarva currently has a long-term incentive plan and Atlantic currently has an equity incentive plan. On January 30, 1997, the shareholders of Delmarva and Atlantic approved the Conectiv Incentive Compensation Plan, a comprehensive cash and stock compensation plan providing for the grant of annual incentive awards as well as long-term incentive awards such as restricted stock, stock options, stock appreciation rights, performance units, dividend equivalents and any other types of awards as the committee of the board of directors of Conectiv which will administer the plan deems appropriate. Upon the consummation of the Mergers, it is intended that the Conectiv Incentive Compensation Plan will replace the Delmarva long-term incentive plan and the Atlantic equity incentive plan. The maximum number of shares of Conectiv Common Stock available for issuance under the plan is five million. Conectiv will seek approval from the Commission for the issuance of shares in connection with the Conectiv Incentive Compensation Plan in another application/declaration.

     E. Management and Operations of Conectiv Following the Mergers

     Pursuant to the Merger Agreement, the Delmarva Board will be entitled to nominate ten members and the Atlantic Board will be entitled to nominate eight members to serve on the Conectiv Board upon consummation of the Mergers.

     The Delmarva Board and the Atlantic Board will each take all action necessary to cause each member of the Delmarva Board and each member of the Atlantic Board serving in such capacity immediately prior to the consummation of the Mergers to have the opportunity to serve as a member of the Conectiv Board. The Conectiv Board will be divided into three classes so that each class, to the extent possible, has the same proportion of directors nominated by each of the Delmarva Board and the Atlantic Board. In addition, at the consummation of the Mergers, the Conectiv Board will establish an Audit Committee consisting of an equal number of directors nominated by the Delmarva Board and the Atlantic Board.

     At the consummation of the Mergers, Howard E. Cosgrove will be the Chief Executive Officer of Conectiv and Chairman of the Conectiv Board, Jerrold L. Jacobs (who will retire from active employment after the consummation of the Mergers) will be Vice Chairman of the Conectiv Board and Michael J. Chesser will be the President and Chief Operating Officer of Conectiv. Jerrold L. Jacobs will serve as Vice Chairman of the Conectiv Board until the second anniversary of the consummation of the Mergers and, during his term as Vice Chairman, will be a member of the Executive Committee of the Conectiv Board.

     The  Audit  Committee  of the  Conectiv  Board  will be  charged  with  the responsibility of advising the Conectiv Board with respect to certain intercompany transactions and other fiduciary matters that may relate to the Conectiv Class A Common Stock.

     Conectiv and its subsidiaries and affiliates will be subject to extensive federal and state regulation governing dealings among their utility and nonutility operations. Accordingly, any management policies adopted by the Conectiv Board must adhere to any procedural, substantive, record-keeping, accounting and other requirements imposed by such regulations.

     Conectiv and its subsidiaries will honor all prior contracts, agreements, collective bargaining agreements and commitments with current or former employees or current or former directors of Delmarva or Atlantic and their respective subsidiaries, in accordance with the respective terms of such contracts, agreements and commitments, subject to Conectiv's right to enforce them in accordance with their terms (including any reserved right to amend, modify, suspend, revoke or terminate them).

     Conectiv will provide charitable contributions and community support within the service areas of Delmarva and Atlantic and each of their respective subsidiaries at levels substantially comparable to the historical levels of charitable contribution and community support provided by Delmarva, Atlantic and their respective subsidiaries within their service areas.

     Both the holders of Conectiv Common Stock and the holders of Conectiv Class A Common Stock will receive the consolidated financial statements of Conectiv. Since upon consummation of the Mergers, the financial results of ACE will be substantially identical to the financial results for the Targeted Business, the notes to the consolidated financial statements of Conectiv will at such time include condensed financial information of ACE, including a reconciliation of ACE's income available to common shareholders to earnings applicable for Conectiv Class A Common Stock. Complete financial statements of ACE will continue to be filed under the Exchange Act and will be available to shareholders upon request.

     The Merger Agreement provides that Conectiv shall maintain (i) its corporate headquarters and principal executive offices in Wilmington, DE and
(ii) a significant presence in New Jersey.

     Following consummation of the Mergers, the activities of Conectiv will be governed by its Restated Certificate of Incorporation and Restated Bylaws, attached hereto as Exhibits A-1 and A-2 respectively.

F. Industry Restructuring Initiatives

     On April 30, 1997, the NJBPU issued its findings and recommendations on restructuring the electric industry in New Jersey (the "Plan"). In the Plan, the NJBPU recommended that retail customers in New Jersey should have the ability to choose their electric energy supplier beginning in October 1998 using a phase-in plan that will include all retail customers by July 2000. Customers would be able to sign an agreement with a third-party energy supplier and each electric utility, including ACE, would continue to be responsible for providing distribution service. Price and service quality for such distribution service would continue to be regulated by the NJBPU.

     Under the proposed Plan, beginning in October 1998, costs for electric service, which consist of power generation, transmission, distribution, metering and billing will need to be unbundled. Transmission service would be provided by an independent system operator which would be responsible for maintaining a regional power grid that would continue to be regulated by FERC.

     The Plan states that the NJBPU is committed to assuring that a fully competitive marketplace exists prior to the ending of its economic regulation of power supply. At a minimum, utility generating assets and functions must be separated and operate at arms length from the transmission, distribution and customer service functions of the electric utility. The NJBPU reserves final judgment on the issue of requiring divestiture of utility generating assets until detailed analyses of the potential for market power abuses by utilities have been performed.

     The Plan addresses the issue of "stranded" costs related to the generating capacity currently in utility rates. High costs of construction and operations incurred by the jointly-owned nuclear power plants and the long-term high cost supply contracts with independent power producers are two significant contributing factors. The report proposes recovery of stranded costs over a four to eight year period, through a specific market transition charge which will be a separate component of a customer's bill. Determination of the recoverability of costs will be on a case by case basis with no guarantee for 100% recovery of eligible stranded costs.

     The Plan provides that the opportunity for full recovery of such eligible costs is contingent upon and may be constrained by the utility meeting a number of conditions, including achievement of a NJBPU goal of delivering a near term rate reduction to customers of five to ten percent. The Plan states that the costs of contracts with independent power producers must be eligible for stranded cost recovery.

     The Plan further states that utilities are obligated to take all reasonably available measures to mitigate stranded costs caused by the introduction of retail competition. The Plan further notes that New Jersey is studying the securitization of stranded costs as a means of financing these costs at interest rates lower than the utility cost of capital, thereby helping to mitigate the rate impact of stranded cost recovery. Recovery through securitization may occur over a different period of time. The Plan also suggests that a cap may be imposed on the level of the charge as a mechanism to achieve the goal of overall rate reduction.

     ACE filed a restructuring plan, stranded cost estimates and unbundled rates, with the NJBPU on July 15, 1997. Exhibit D-8.

     Based on Delmarva's initiative, a formal process has been established in Delaware and an informal forum has been established in Maryland through which the commissions and other interested parties are addressing changes in the regulation of the electric utility industry. During 1996, Delaware and Maryland forum meetings addressed issues such as retail wheeling, stranded costs, environmental matters, social programs, rate redesign, and alternative forms of regulation.

     In October 1996, the MPSC issued an order instituting a proceeding to continue its review of regulatory and competitive issues affecting the electric industry in Maryland. In consultation with Maryland's electric utilities and other stakeholders, the MPSC staff has been directed to evaluate regulatory and competitive issues facing the electric utility industry, including electric retail competition, developments in federal and state regulation, and the interests of Maryland's customers and utilities. The MPSC instructed its staff to submit their recommendations by May 31, 1997.

     In December 1996, the forum participants issued to the DPSC and MPSC reports which discussed the issues and the positions of stakeholders, but did not reach any conclusions. While there was consensus on some issues, such as the need for unbundled costs and tariffs, there were many issues where consensus was not reached, such as the need for and benefits of retail wheeling, recovery of stranded costs, environmental and social program issues, franchise and property rights, rate design, and performance-based ratemaking.

     The issues mentioned above continue to be discussed by Delmarva, the DPSC Staff, and other interested parties. Delmarva expects to develop formal proposals on deregulation which are expected to be filed in mid-1997 with the DPSC. In Maryland, the participants decided in January 1997 to suspend the collaborative process until the MPSC Staff files its report.

     In response to a directive from the VSCC, the VSCC Staff issued in July 1996 a report on restructuring the electric industry, which included, among other recommendations, a recommendation for a "go slow" approach to restructuring. In November 1996, the VSCC issued an order indicating that more evaluation is necessary to determine what, if any, restructuring may best serve the public interest in Virginia. The VSCC established a new docket and directed its Staff to monitor and file separate studies in 1997 regarding the development of a competitive wholesale market in Virginia, service quality standards, and the results of retail wheeling experiments in other states. Also, several utilities, excluding Delmarva, were directed to file unbundled cost studies and tariffs.

Item 2. Fees, Commissions and Expenses

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Mergers, including the solicitation of proxies, registration of securities of Conectiv under the Securities Act of 1933, and other related matters, are estimated as follows:

Commission filing fee for the
Registration Statement on Form S-4................          $653,004.84

Accountants' fees.................................                 *

Legal fees and expenses

         LeBoeuf, Lamb, Greene &
                  MacRae, L.L.P...................                 *

         Potter Anderson & Corroon................                 *

         Simpson Thacher & Bartlett...............                 *

Other legal fees and expenses.....................                 *

Shareholder communication and proxy
  solicitation    ................................                 *

NYSE listing fee..................................                 *

Exchanging, printing and engraving of
stock certificates................................                 *

Investment bankers' fees and expenses

         Merrill Lynch, Pierce, Fenner
                  & Smith Incorporated............                 *

         Morgan Stanley & Co. Incorporated........                 *

Consulting fees relating to the
  Mergers         ................................                 *

TOTAL

*        To be filed by amendment.

Item 3.  Applicable Statutory Provisions

     The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transaction:

Section of the Act    Transactions to which section or rule
                      is or may be applicable

4, 5                  Registration of Conectiv as a holding
                      company following the consummation of
                      the Mergers

9(a)(2), 10           Acquisition by Conectiv of common stock
                      of Atlantic and by DS Sub of common
                      stock of Delmarva

9(a)(1), 10           Acquisition by Conectiv of stock of
                      Support Conectiv; authorization for
                      additional investments in Conectiv
                      Services, Inc.

8, 11(b), 21          Retention by Conectiv of gas operations
                      and other businesses of Delmarva and
                      Atlantic

13                    Approval of the Service Agreement and
                      services provided to affiliates
                      thereunder by Support Conectiv;
                      approval of the performance of certain
                      services between other Conectiv system
                      companies

Rules

16                    Exemption of certain subsidiaries

80-91                 Pricing of affiliate transactions

88                    Approval of Support Conectiv as a
                      subsidiary service company

93, 94                Accounts, records and annual reports by
                      Support Conectiv

To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the Mergers, such sections and rules should be considered to be set forth in this Item 3.

A. Legal Analysis

     Section 9(a)(2) makes it unlawful, without approval of the Commission under
Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company."

     Delmarva and ACE are public utility companies as defined in Section 2(a)(5) of the Act. Because Conectiv, directly or indirectly, will acquire more than five percent of the voting securities of each of Delmarva and Atlantic as a result of the Mergers, and thus will become an "affiliate" as defined in Section 2(a)(11)(A) of the Act of both Delmarva and Atlantic as a result of the Mergers, Conectiv must obtain the approval of the Commission for the Mergers under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     As set forth more fully below, the Mergers comply with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission. Thus:

     -    the consideration to be paid in the Mergers is fair and reasonable;

     - the Mergers will not create detrimental interlocking relations or concentration of control;

     - the Mergers will not result in an unduly complicated capital structure for the Conectiv system;

     - the Mergers are in the public interest and the interests of investors and consumers;

     -    the Mergers are consistent with Sections 8 and 11 of the Act;

     - the Mergers tend towards the economical and efficient development of an integrated public utility system; and

     -    the Mergers will comply with all applicable state laws.

     Furthermore, the Mergers provide an opportunity for the Commission to follow certain of the interpretive recommendations made by the Division of Investment Management (the "Division") in the report issued by the Division in June 1995 entitled "THE REGULATION OF PUBLIC UTILITY HOLDING COMPANIES" (the "1995 REPORT"). The Mergers and the requests contained in this Application/Declaration are well within the precedent of transactions approved by the Commission as consistent with the Act prior to the 1995 REPORT and thus could be approved without any reference to the 1995 REPORT. However, a number of the recommendations contained in the 1995 REPORT serve to strengthen the
Applicants' analysis and support certain requests that would facilitate the creation of a new holding company better able to compete in the rapidly evolving utility industry. The Division's overall recommendation that the Commission "act administratively to modernize and simplify holding company regulation. . . and minimize regulatory overlap, while protecting the interests of consumers and investors,"5 should be used in reviewing this Application/Declaration since, as demonstrated below, the Mergers will benefit both consumers and shareholders of Conectiv and the other federal and state regulatory authorities with jurisdiction over the Mergers will have approved the Mergers as in the public interest. In addition, although discussed in more detail in each applicable item below, the specific recommendations of the Division with regard to utility ownership6 and diversification,7 in particular, are applicable to the Mergers.

--------

5 Letter of the Division of Investment Management to the Securities and Exchange Commission, 1995 REPORT.

6 The 1995 REPORT recommends that the Commission should apply a more flexible interpretation of the integration requirements under the Act; interconnection through power pools, reliability councils and wheeling arrangements can satisfy the physical interconnection requirement of section 2(a)(29); the geographic requirements of section 2(a)(29) should be interpreted flexibly, recognizing technical advances consistent with the purposes and provisions of the Act; the Commission's analysis should focus on whether the resulting system will be subject to effective regulation; the Commission should liberalize its interpretation of the "A-B-C" clauses and permit combination systems where the affected states agree, and the Commission should "watchfully defer" to the work of other regulators. 1995 REPORT at 71-7.

7 The 1995 REPORT recommended that, for example, the Commission should promulgate rules to reduce the regulatory burdens associated with energy-related diversification and the Commission should adopt a more flexible approach in considering all other requests to enter into diversified activities. 1995 REPORT at 88-90. The recommendations regarding energy-related diversification were incorporated in Rule 58.


     1. Section 10(b)

     Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

     a. Section 10(b)(1)

          i.   Interlocking Relationships

     By its nature, any merger results in new links between theretofore unrelated companies. However, these links are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies.

     The Merger Agreement provides for the Board of Directors of Conectiv to be composed of members drawn from the Boards of Directors of both Delmarva and Atlantic. This is necessary to integrate Delmarva and Atlantic fully into the Conectiv system and will therefore be in the public interest and the interests of investors and consumers. Forging such relations is beneficial to the protected interests under the Act and thus are not prohibited by Section 10(b)(1).

          ii.  Concentration of Control

     Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. AMERICAN ELECTRIC POWER CO., 46 SEC 1299, 1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." VERMONT YANKEE NUCLEAR CORP., 43 SEC 693, 700 (1968). As discussed below, the Mergers will not create a "huge, complex, and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers. AMERICAN ELECTRIC POWER CO., 46 SEC at 1307 (1978).

     Size: If approved, the Conectiv system will serve approximately 915,000 electric customers in four states and 100,000 gas customers in Delaware. As of and for the year ended December 31, 1996: (1) the combined assets of Delmarva and Atlantic would have totaled approximately $5.65 billion; (2) combined operating revenues of Delmarva and Atlantic would have totaled approximately $2.1 billion; and (3) combined owned generating capacity totaled would have totaled approximately 5514 MW.

     By comparison, the Commission has approved a number of acquisitions involving significantly larger operating utilities. SEE, E.G., CINERGY CORP., HCAR No. 26146 (Oct. 21, 1994) (combination of Cincinnati Gas & Electric Company and PSI Resources; combined assets at time of acquisition of approximately $7.9 billion); ENTERGY CORP., 55 HCAR No. 25952 (Dec. 17, 1993) (acquisition of Gulf States Utilities; combined assets at time of acquisition in excess of $21 billion); NORTHEAST UTILITIES, HCAR No. 25221 (Dec. 21, 1990) (acquisition of Public Service of New Hampshire; combined assets at time of acquisition of approximately $9 billion); CENTERIOR ENERGY CORP., HCAR No. 24073 (April 29,
1986) (combination of Cleveland Electric Illuminating Company and Toledo Edison Company; combined assets at time of acquisition of approximately $9.1 billion); AMERICAN ELECTRIC POWER CO., 46 SEC 1299 (1978) (acquisition of Columbus and Southern Ohio Electric Company combined assets at time of acquisition of close to $9 billion).

     As the following table demonstrates, nearly all of the registered electric, or combination gas and electric, utility holding company systems are larger than Conectiv will be following the Mergers in terms of assets, operating revenues, customers and/or sales of electricity:8

--------

     8 Amounts are as of December 31, 1996 or for the year ended December 31, 1996. [Bracketed numbers are 1995 figures.] The numbers for New Century Energies, Inc. are taken from the Commission's order approving its formation. NEW CENTURY ENERGIES, INC., HCAR No. 26748 (Aug. 1, 1997).



                  Total            Operating        Electric        Sales in
System            Assets            Revenues        Customers          KWH
Total          ($ Millions)       ($ Millions)     (Thousands)     (Millions)

Southern         30,292               10,358         3,445         153,531
AEP              15,886                5,849         2,942        [120,653]
Entergy          22,966                7,163         2,426         106,909
CSW              13,332                5,155         1,704          62,425
GPU              10,941                3,918         1,997          44,448
Northeast        10,742                3,792        [1,695]        [39,618]
CINergy           8,849                3,243         1,392         [54,220]
NCE               7,000                3,000         1,500           7,438(1)
Allegheny         6,618                1,013         1,388          59,961
NEES              5,223                2,350        [1,314]         25,194
Conectiv          5,650                2,075           920          21,272

--------

(1) This number is in MWH.


     In addition, Conectiv will be smaller than the registered holding company to be formed as a result of the merger of Union Electric Company and CIPSCO, Inc. (combined 1994 year-end assets of approximately $8,402 million and operating revenues of $2,850 million).

     Conectiv will be a small registered holding company, and its operations will not exceed the economies of scale of current electric generation and transmission technology or provide undue power or control to Conectiv in the region in which it will provide service.

     Efficiencies and economies: As noted above, the Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. More recent pronouncements of the Commission confirm that size is not determinative. Thus, in Centerior Energy Corp., HCAR No. 24073 (April 29, 1986), the Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." In addition, in the 1995 REPORT, the Division recommended that the Commission approach its analysis on merger and acquisition transactions in a flexible manner with emphasis on whether the Mergers creates an entity subject to effective regulation and is beneficial for shareholders and customers as opposed to focusing on rigid, mechanical tests.9

--------

9    1995 REPORT at 73-4.


     By virtue of the Mergers, Conectiv will be in a position to realize the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" described by the Commission in American Electric Power Co. 46 SEC 1299, 1309. Among other things, the Mergers are expected to yield significant capital expenditure savings through labor cost savings, facilities consolidation, corporate and administrative programs, non-fuel purchasing economies and combined fuel supply and purchased power. These expected economies and efficiencies from the combined utility operations are described in greater detail below and are projected to result in net savings of more than $500 million over the first ten years alone.

     Competitive  Effects:  In Northeast  Utilities,  HCAR No.  25221 (Dec.  21,
1990), the Commission stated that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." Delmarva and Atlantic have filed Notification and Report Forms with the DOJ and FTC pursuant to the HSR Act describing the effects of the Mergers on competition in the relevant market and it is a condition to the consummation of the Mergers that the applicable waiting periods under the HSR Act shall have expired or been terminated.

     In addition, the competitive impact of the Mergers has been fully considered by the FERC pursuant to Section 203 of the Federal Power Act in its review of the Mergers. A detailed explanation of the reasons why the Mergers will not threaten competition in even the most narrowly drawn geographic and product markets is set forth in the prepared testimony of John C. Dalton, filed with the FERC on behalf of Delmarva and Atlantic, a copy of which is filed as Exhibit D-1.2.1. As noted previously, the FERC issued an order on July 30, 1997, approving the Mergers and concluding, among other things, that the Mergers would not significantly affect competition in any relevant market. Exhibit D-1.3.

     For these reasons, the Mergers will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

     b. Section 10(b)(2) -- Fairness of Consideration

     Section 10(b)(2) requires the Commission to determine whether the consideration to be given by Conectiv to the holders of Delmarva Common Stock and Atlantic Common Stock in connection with the Mergers is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired. Market prices at which securities are traded have always been strong indicators as to values. As shown in the table below, most quarterly price data, high and low, for Delmarva and Atlantic Common Stock provide support for this conversion ratio.

                                         Delmarva                                 Atlantic
                             High ........ Low         Dividends    High        Low       Dividends


1994
First Quarter ..............   $23 5/8    $20 1/2      $0.38 1/2   $21 3/4      $19 7/8    $0.38 1/2
Second Quarter .............    21         16 7/8       0.38 1/2    21 1/2       16 3/8     0.38 1/2
Third Quarter ..............    20         17 3/4       0.38 1/2    19 5/8       16 1/8     0.38 1/2
Fourth Quarter .............    19 1/4     17 5/8       0.38 1/2    18 1/4       16         0.38 1/2
1995
First Quarter ..............    20         17 7/8       0.38 1/2    19           17 3/4     0.38 1/2
Second Quarter .............    21 1/4     19 1/8       0.38 1/2    19 5/8       17 7/8     0.38 1/2
Third Quarter ..............    23         19 1/2       0.38 1/2    19 7/8       18 1/8     0.38 1/2
Fourth Quarter .............    23 5/8     217/8        0.38 1/2    20 1/8       19         0.38 1/2
1996
First Quarter ..............    23 5/8     21           0.38 1/2    20           16 5/8     0.38 1/2
Second Quarter .............    21 3/8     19 1/8       0.38 1/2    18 3/4       16         0.38 1/2
Third Quarter ..............    21 1/4     20           0.38 1/2    18 1/2       17         0.38 1/2
Fourth Quarter .............    21 1/4     19 3/4       0.38 1/2    18 1/8       17 1/8     0.38 1/2
1997
First Quarter ..............    20 1/4     18 3/8       0.38 1/2    17 1/2       16 1/2     0.38 1/2
Second Quarter(1) ..........    18 5/8     16 7/8       0.38 1/2    16 7/8       16         0.38 1/2

--------------------

(1)  Through the close of business on June 27, 1997.



     On August 9, 1996, the last full trading day before the public announcement of the execution and delivery of the Merger Agreement, the closing price per share as reported on the NYSE-- Composite Transaction of (i) Delmarva Common Stock was $205/8 and (ii) Atlantic Common Stock was $171/8, a ratio of 1 to 0.83.

     In addition, the conversion ratios are the product of extensive and vigorous arms-length negotiations between Delmarva and Atlantic. These negotiations were preceded by months of due diligence, analysis and evaluation of the assets, liabilities and business prospects of the respective companies. See Conectiv Registration Statement on Form S-4 (Exhibit C-1 hereto).

     Finally, nationally-recognized investment bankers for both Delmarva and Atlantic have reviewed extensive information concerning the companies and analyzed the conversion ratios employing a variety of valuation methodologies, and have opined that the conversion ratios are fair, from a financial point of view, to the respective holders of Delmarva Common Stock and Atlantic Common Stock. The investment bankers' analyses and opinions are attached as Annexes II and III to Conectiv's Registration Statement on Form S-4 and are described on pages 33-43 of the Form S-4 (Exhibit C-1 hereto).

     In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Mergers, Conectiv believes that the conversion ratios fall within the range of reasonableness, and the consideration for the Mergers bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of Delmarva and Atlantic.

     c. Section 10(b)(2) -- Reasonableness of Fees

     Conectiv believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Mergers are reasonable and fair in light of the size and complexity of the Mergers relative to other transactions and the anticipated benefits of the Mergers to the public, investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

     As set forth in Item 2 of this Application/Declaration, Delmarva and Atlantic together expect to incur a combined total of approximately $18 million in fees, commissions and expenses in connection with the Mergers. By contrast, Cincinnati Gas & Electric Company and PSI Resources incurred $47.12 million in fees in connection with their reorganization as subsidiaries of CINergy. Northeast Utilities alone incurred $46.5 million in fees and expenses in connection with its acquisition of Public Service of New Hampshire and Entergy alone incurred $38 million in fees in connection with its recent acquisition of Gulf States Utilities -- which amounts all were approved as reasonable by the Commission. See CINERGY CORP., HCAR No. 26146 (Oct. 21, 1994); NORTHEAST UTILITIES, HCAR No. 25548 (June 3, 1992); ENTERGY CORP., HCAR No. 25952 (Dec. 17, 1993).

     With respect to financial advisory fees, Delmarva and Atlantic believe that the fees payable to their investment bankers are fair and reasonable for similar reasons.

     Pursuant to the terms of Merrill Lynch's engagement, Delmarva agreed to pay Merrill Lynch for its services in connection with the Mergers: (i) a financial advisory retainer fee of $150,000 and an additional fee of $1,125,000 upon the execution of the Merger Agreement. In addition, Delmarva agreed to pay Merrill Lynch a fee of $1,125,000 upon the approval of the Mergers by the stockholders of Delmarva and a fee of $2,250,000 upon consummation of the Mergers, to which the $150,000 retainer fee already paid will be credited. Delmarva also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including all reasonable fees and disbursements of its legal counsel, and to indemnify Merrill Lynch and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

                  Pursuant to the engagement letter between Atlantic and Morgan Stanley, Morgan Stanley is entitled to the following amounts: (i) an advisory fee for its time and efforts expended in connection with the engagement which is estimated to be between $150,000 and $250,000 and which is payable in the event the transaction is not consummated, (ii) an announcement fee of $1,000,000 and
(iii) a merger fee of $4,230,000 payable upon consummation of the transaction. Any amounts paid or payable to Morgan Stanley as advisory or announcement fees will be credited against the transaction fee. Atlantic agreed also to reimburse Morgan Stanley for the expenses of its counsel and to indemnify Morgan Stanley and its affiliates against certain liabilities and expenses, including liabilities under the federal securities laws.

     The  investment   banking  fees  of  Delmarva  and  Atlantic   reflect  the
competition of the marketplace, in which investment banking firms actively compete with each other to act as financial advisors to merger partners.

     d. Section 10(b)(3)

     Section 10(b)(3) requires the Commission to determine whether the Mergers will unduly complicate Conectiv's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of Conectiv's system.

     The capital structure of Conectiv will not be unduly complicated nor will it be detrimental to the public interest, the interests of investors or consumers or the proper functioning of Conectiv's system. As described in Item 1.A.2., Conectiv will have two classes of common stock. Delmarva stockholders will receive one share of Conectiv Common Stock in exchange for each share of Delmarva Common Stock. Atlantic stockholders will receive 0.75 shares of Conectiv Common Stock and 0.125 shares of Conectiv Class A Common Stock in exchange for each share of Atlantic Common Stock. Although it is not common for registered holding companies to have more than one class of common stock, the use of two classes of common stock in this case is consistent with the Act because both securities will be publicly traded, will have full voting rights and will be able to be evaluated through regular periodic filings under the Securities Exchange Act of 1934.

     The Conectiv Class A Common Stock has been created to track the performance of a portion of Atlantic's existing businesses. The Conectiv Class A Common Stock is specifically linked to the currently regulated businesses of ACE, Atlantic's regulated electric utility company (the "Targeted Business"). In general terms, after the Initial Period, the earnings attributable to the Conectiv Class A Common Stock will be based on a 30 percent interest in the net earnings of the Targeted Business in excess of $40 million per year. The first $40 million of net earnings and the remaining 70 percent of the net earnings above $40 million will be attributable to holders of Conectiv Common Stock. Through the use of this tracking stock, the holders of Atlantic Common Stock will retain more than half the benefits and risks relating to the Targeted Business after the Mergers. The Targeted Business is described in greater detail on pages 75 to 77 of the Joint Proxy (Exhibit C-2).

     The Merger Agreement provides, subject to declaration by the Conectiv Board and the obligation of the Conectiv Board to react to the financial condition and regulatory environment of Conectiv and its results of operations, that the dividends declared and paid on the Conectiv Class A Common Stock will be maintained at a level of $3.20 per share per annum until the earlier of July 1, 2001, or the end of the twelfth calendar quarter in which the Mergers become effective ("Initial Period"). After the Initial Period, it is the intention of Conectiv to pay dividends to the holders of the Conectiv Class A Common Stock at a rate equal to 90% of net earnings attributable to the Targeted Business in excess of $40 million per year. The Merger Agreement further provides that if and to the extent that the annual dividends paid on the Conectiv Class A Common Stock during the Initial Period shall have exceeded 100% of Conectiv's earnings attributable to the Targeted Business in excess of $40 million per year during the Initial Period, the Conectiv Board may consider such fact in determining the appropriate annual dividend rate on the Conectiv Class A Common Stock following the Initial Period.

     The Company Class A Common Stock, which is a "tracking stock," was proposed during the merger negotiations as a mechanism to address the difference in Delmarva's and Atlantic's evaluations of the overall impact of the growth prospects and uncertainties of the regulated electric utility business of
Atlantic. Both the Atlantic Board and the Delmarva Board determined that the Conectiv Class A Common Stock was necessary to bridge a difference in view between Delmarva and Atlantic on the appropriate conversion ratio for a business combination between the two companies. The tracking stock allocates proportionately more of the risks associated with Atlantic's regulated electric utility business to Atlantic's current stockholders and, at the same time, provides them with the opportunity to participate in proportionately more of the growth prospects of Atlantic's regulated electric utility business. Accordingly, the issuance of tracking stock in connection with the Mergers addresses the concerns of the managements of both Delmarva and Atlantic and allows the respective stockholders of Delmarva and Atlantic to gain the level of exposure to the growth prospects of, and uncertainties associated with deregulation of, the regulated electric utility business of Atlantic that the respective managements have deemed advisable.

     The Conectiv Class A Common Stock will be a class of common stock of the parent company, Conectiv, not of ACE. As common stockholders of Conectiv, holders of the Conectiv Class A Common Stock will not have any specific rights or claims against the businesses, assets and liabilities of the Targeted
Business,   including  upon  liquidation  of  Conectiv,  other  than  as  common stockholders of Conectiv, and will be subject to risks associated with an investment in Conectiv and all of its businesses, assets and liabilities. Holders of Conectiv Common Stock and holders of Conectiv Class A Common Stock will each be entitled to one vote per share on all matters submitted to a vote at any meetings of stockholders, subject to the rights, if any, of holders of any outstanding class of preferred stock. The holders of Conectiv Common Stock and the holders of Conectiv Class A Common Stock will vote as one class for all purposes, except as may otherwise be required by the laws of the State of Delaware. There are also special provisions governing the conversion and redemption of the Conectiv Class A Common Stock either at the discretion of Conectiv or in the event of a merger, tender offer or disposition of all or substantially all of the assets of the Targeted Business. For a more complete description of the Conectiv Class A Common Stock, see "Description of the Company's Capital Stock" on pages 75 to 97 of the Joint Proxy (Exhibit C-2). Risk factors associated with the dual class capital structure are also discussed extensively in the Joint Proxy on pages 14 to 22 under the heading "Risk Factors."

     Both the holders of Conectiv Common Stock and the holders of Conectiv Class A Common Stock will receive the consolidated financial statements of Conectiv. The notes to the consolidated financial statements of Conectiv will include condensed financial information of ACE, including a reconciliation of ACE's total income available to common stockholders to the income of the Targeted Business. In conjunction with the Mergers and the NJ Plan, ACE expects to move all of its presently non-regulated operations out of ACE, resulting in only the Targeted Business remaining in ACE. When the non-regulated businesses of ACE are transferred out of ACE, the financial results of ACE will be identical to the financial results for the Targeted Business, making any reconciliation unnecessary. Complete financial statements of ACE will continue to be filed under the Securities Exchange Act of 1934 and will be available to Conectiv stockholders upon request.

     The issuance of tracking stocks such as the Conectiv Class A Common Stock is not a new phenomenon. The first prominent tracking stock was issued in 1984 by General Motors Corp. when it issued shares of General Motors Class E shares in connection with its acquisition of Electronic Data Systems Corp. Since 1984, tracking stocks have been used by companies in several industries. USX Corp. has created several tracking stocks tied to separate businesses, including steel, oil and natural gas. US West Communications Group and TeleCommunications Inc. have also issued tracking stocks. In the utility area, CMS Energy issued a tracking stock in July 1995. The CMS Class G stock is tied to a 25 percent interest in its natural gas division, Consumers Power Gas Group.

     Although the corporate capital structure of Conectiv after the Mergers will be slightly more complex than the capital structures of existing registered holding companies because of the issuance of Conectiv Class A Common Stock to the current Atlantic stockholders in connection with the Mergers, the use of tracking stock in this case is consistent with the standards of Section 10(b)(3) and Section 11(b)(2) of the Act. The tracking stock will not unduly complicate the capital structure of Conectiv, and will not be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the holding company system. In particular, the Conectiv Class A Common Stock will also not unfairly or inequitably distribute voting power among security holders.

     The primary objective of Section 10(b)(3) and Section 11(b)(2) is to prevent an unfair allocation of actual voting power in utility holding companies through an unduly complicated capital structure. Indeed, earlier decisions of the Commission interpreting the standards of Section 10(b)(3) and Section 11(b)(2) focused primarily on publicly-held minority stock interests.10 Conectiv does not believe that the Conectiv Class A Common Stock constitutes a minority interest for purposes of the Act. However, even if it were, the existence of the Conectiv Class A Common Stock would not constitute an undue complication of Conectiv's capital structure. In its 1992 amendments to Rule 52, the Commission eliminated its traditional limitation on the issuance of common stock to the public by public utility company subsidiaries of registered holding companies, noting that such a prohibition, "while appropriate in 1935 when minority shareholders had little ability to assess their investment, is no longer necessary to protect investors and shareholders."11

--------

10 SEE UTAH POWER & LIGHT COMPANY, HCAR No. 13748 (May 6, 1958) and ILLINOIS POWER COMPANY, HCAR No. 16574 (January 2, 1970).

11 EXEMPTION OF ISSUANCE AND SALE OF CERTAIN SECURITIES BY PUBLIC-UTILITY SUBSIDIARY COMPANIES OF REGISTERED PUBLIC- UTILITY HOLDING COMPANIES, HCAR No. 25573 (July 7, 1992).


     The 1995 REPORT discusses the greater access to information and advances in accounting and recordkeeping requirements that have developed since the adoption of the Securities Act of 1933 and the Securities Exchange Act of 1934.12 In addition to federal law protections, under Delaware law the Conectiv Board has a duty to act with due care and in the best interests of all of Conectiv's stockholders, including the holders of Conectiv Common Stock and Conectiv Class A Common Stock. The management of Conectiv is aware that the existence of the Conectiv Common Stock and the Conectiv Class A Common Stock may give rise to occasions when the interests of the holders of Conectiv Common Stock and Conectiv Class A Common Stock may diverge or appear to diverge, just as the Commission has recognized that potential conflicts of interest exist within all registered holding company systems.13 In such instances, the Conectiv Board will be required to act on behalf of Conectiv and its stockholders taken as a whole. The existence of, and risks that may be associated with, such potential conflict have been fully disclosed. For a detailed discussion of this issue, see "The Company Following the Mergers" on page 145 of the Joint Proxy (Exhibit C-2).

--------

12   1995 REPORT at 34-38.

13   SEE ILLINOIS POWER COMPANY, HCAR No. 16574 (January 2, 1970).


     It is anticipated that the regulatory environment in which Delmarva and ACE will be conducting their respective utility operations following the consummation of the Mergers will help to ensure that dealings between ACE's regulated electric utility business and the remainder of Conectiv's businesses will be appropriate under the foregoing standard. In addition, the Audit Committee of the Conectiv Board will advise the Conectiv Board with respect to certain intercompany transactions and other fiduciary matters that may relate to the Conectiv Class A Common Stock. The Conectiv Board will exercise from time to time its judgment as to how best to obtain information regarding the divergence (or potential divergence) of interests, under what circumstances to seek the assistance of outside advisers and how to assess which available alternative is in the best interests of Conectiv and all of its stockholders.

     The  Conectiv  Class A Common  Stock will have full voting  rights with the
Conectiv Common Stock, which will avoid the creation of an inequitable distribution of power. In addition, the Conectiv Class A Common Stock will be publicly traded on the NYSE and the information necessary to evaluate the performance of the Targeted Business will be publicly available in the quarterly filings of Conectiv and ACE under the Securities Exchange Act of 1934.14 Finally, there are safeguards in place, including regulatory protections and the involvement of the Audit Committee of the Conectiv Board, to mitigate potential conflicts of interest.

--------

14 As discussed above, the notes to the consolidated financial statements of Conectiv will include condensed financial information for ACE. Complete financial statements of ACE will continue to be filed under the Securities Exchange Act of 1934 and will be available to Conectiv stockholders upon request.


     The use of tracking stock in this instance does not create an unduly complicated capital structure making it difficult for investors to discern the value or prospects of the Targeted Business. Rather, it has been designed specifically to create a firm linkage between the performance of the Targeted Business and shareholder earnings. Thus, while the proposed issuance of tracking stock by Conectiv is, to our knowledge, a question of first impression for the Commission, there is no basis for a negative finding under Section 10(b)(3) of the Act.

     In the 1995 REPORT, the Staff noted that the Commission has historically "responded to change by flexible interpretation and rulemaking."15 The tracking stock is a mechanism whereby Delmarva and Atlantic addressed the difference in their evaluations of the overall impact of the growth prospects of, and uncertainties associated with deregulation of, the regulated electric utility business of Atlantic. The issuance of tracking stock in connection with the Mergers addresses the concerns of the managements of both Delmarva and Atlantic and allows the respective stockholders of Delmarva and Atlantic to gain the level of exposure to the growth prospects of, and uncertainties associated with deregulation of, the regulated utility business of Atlantic that the respective managements have deemed advisable. Given the purpose for issuing the Conectiv Class A Common Stock and its favorable attributes, especially the direct link to the performance of the Targeted Business, full voting rights and proposed NYSE listing, the Applicants hereby seek Commission approval for the inclusion of the tracking stock in the Conectiv capital structure as a flexible response to changes in the utility industry.

----------

15   1995 REPORT at 46.


     The only voting securities of Conectiv which will be publicly held after the transaction will be Conectiv Common Stock and Conectiv Class A Common Stock. Conectiv will have the ability to issue, subject to the approval of the Commission, preferred stock, the terms of which, including any voting rights, may be set by Conectiv's Board of Directors as has been authorized by the Commission with regard to other registered holding companies. SEE, E.G., THE COLUMBIA GAS SYSTEM, INC., HCAR No. 26361 (Aug. 25, 1995) (approving restated charter, including preferred stock whose terms, including voting rights, can be established by the board of directors). In addition to common stock of Delmarva, all of which will be held by Conectiv, Delmarva will continue to have 1,253,548 shares (not including 2.8 million shares of Quarterly Income Preferred Securities) of outstanding voting preferred stock. The only class of voting securities of Conectiv's direct and indirect nonutility subsidiaries will be common stock.

     Set forth below are summaries of the historical capital structure of Delmarva and Atlantic as of December 31, 1996 and the pro forma consolidated capital structure of Conectiv as of December 31, 1996:

        Delmarva and Atlantic Historical Consolidated Capital Structures
                             (dollars in thousands)


                                          Delmarva              Atlantic
Common Stock Equity                       $934,913              $787,394
Preferred stock not subject to              89,703                30,000
mandatory redemption
Preferred stock subject to                  70,000               113,950
mandatory redemption
Long-term Debt                             904,033               829,745
                                         ---------             ---------
Total                                   $1,998,649            $1,761,089


               Conectiv Pro Forma Consolidated Capital Structure*
                             (dollars in thousands)
                                   (unaudited)

                                                         Conectiv
Common Stock (incl. additional                          $1,449,158
paid in capital)
Class A Common Stock                                       136,835
Retained Earnings                                          285,337
Preferred stock not subject to                             119,703
mandatory redemption (of
subsidiaries)
Preferred stock subject to                                 183,950
mandatory redemption (of
subsidiaries)
Long-term Debt                                           1,733,778
                                                        ----------
Total                                                   $3,908,761


* The pro forma consolidated capital structure of Conectiv has been adjusted to reflect future nonrecurring charges directly related to the Mergers, which result in, among other things, the recognition of additional current liabilities and a reduction in retained earnings.

Conectiv's pro forma consolidated common equity to total capitalization ratio of 48% comfortably exceeds the "traditionally acceptable 30% level." NORTHEAST UTILITIES, HCAR No. 25221 (Dec. 21, 1990), MODIFIED, HCAR No. 25273 (Mar. 15,
1991), AFF'D SUB NOM. CITY OF HOLYOKE V. SEC, 972 F.2d 358 (D.C. Cir. 1992).

     Protected interests: As set forth more fully in Item 3.A.2.b.i (Efficiencies and Economies), Item 3.A.2.b.ii (Integrated Public Utility System) and elsewhere in this Application/Declaration, the Mergers are expected to result in substantial cost savings and synergies, and will integrate and improve the efficiency of the Delmarva and Atlantic utility systems. The Mergers will therefore be in the public interest and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

     2. Section 10(c)

     Section 10(c) of the Act provides that,  notwithstanding  the provisions of
Section 10(b), the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11/16; or

     (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

--------

16 By their terms, Sections 8 and 11 only apply to registered holding companies and are therefore inapplicable at present to Conectiv, since it is not now a registered holding company. The following discussion of Sections 8 and 11 is included only because, under the present transaction structure, Conectiv will register as a holding company after consummation of the Mergers.


     a. Section 10(c)(1)

     Section  10(c)(1)  requires that an  acquisition be lawful under Section 8.
Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and an electric utility serving substantially the same area if state law prohibits it. As discussed below, the Mergers do not raise any issue under Section 8 or, accordingly, the first clause of Section 10(c)(1). Indeed, Section 8 indicates that a registered holding company may own both gas and electric utilities where, as here, the relevant state utility commissions support such an arrangement.

     Section 10(c)(1) also requires that an acquisition not be detrimental to carrying out the provisions of Section 11. Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As described above, the Mergers will not result in unnecessary complexities or unfair voting powers.

     Although Section 11(b)(1) generally requires a registered holding company system to limit its operations "to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system," a combination integrated gas and electric system within a registered holding company is permissible under Section 8. Additionally, Section 11(b)(1) provides that "one or more additional integrated public utility systems" may be retained if, as here, certain criteria are met. Section 11(b)(2) directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding company system."

     As detailed below, the Mergers will not be detrimental to the carrying out of the provisions of Section 11.

          i. Acquisition of Gas Operations

     Conectiv's  acquisition  of the gas  operations of Delmarva is lawful under
Section 8 of the Act and would not be detrimental to the carrying out of Section 11 of the Act.

          Section 8: Section 8 of the Act provides that

          [w]henever a State law prohibits, or requires approval or authorization of, the ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, it shall be unlawful for a registered holding company, or any subsidiary company thereof . . . (1) to take any step, without the express approval of the state commission of such state, which results in its having a direct or indirect interest in an electric utility company and a gas company serving substantially the same territory; or (2) if it already has any such interest, to acquire, without the express approval of the state commission, any direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory as that served by such companies in which it already has an interest. (emphasis added).

     A fair reading of this section indicates that, with the approval of the relevant state utility commissions, registered holding company systems can include both electric and gas utility systems.

     In its recent order approving the formation of the New Century Energies, Inc. registered system, the Commission largely ignored the legislative intent expressed in Section 8. In its report, the Senate Committee on Interstate Commerce noted that the provision in Section 8 concerning combination companies "is concerned with competition in the field of distribution of gas and electric energy -- a field which is essentially a question of State policy, but which becomes a proper subject of Federal action where the extra-State device of a holding company is used to circumvent state policy." THE REPORT OF THE COMMITTEE ON INTERSTATE COMMERCE, S. Rep. No. 621, 74TH Cong., 1st Sess. at 31
(1935)("SENATE REPORT"). It appears that the Supreme Court's apparent rejection of a Section 8 argument in the NEES case was based on a distinction drawn by the statute between the divestiture of properties by a registered holding company in the context of a Section 11 proceeding, and the acquisition of such properties in other contexts. At issue in SEC v. NEW ENGLAND ELECTRIC SYSTEM, 384 U.S. 176
(1966) was the continued retention of gas properties that the NEES system, a registered electric system, had owned since its formation in 1926. The Commission in the NEES decision below noted correctly that Section 8, which concerns the acquisition of additional systems, "does not relate to the divestment of properties under the policy embodied in Section 11(b)(1)." NEW ENGLAND ELECTRIC SYSTEM, 41 SEC 888, 902 (1964). This matter, in contrast, involves the acquisition of a combination system by a newly-formed registered holding company. The policies and provisions of Section 8 should be considered in the Commission's determinations in this area.

     Conectiv believes that a reemphasis by the Commission on Section 8, which would allow registered combination companies pending state support, is consistent both with the Act and its policy objectives. Indeed, over time the Commission has in fact emphasized different aspects of Section 8 and its interplay with Section 11 -- initially allowing registered holding companies to own both gas and electric systems under Section 8, then focusing on Section 11 as controlling determinations regarding combination companies, and requiring the second system to meet a strict interpretation of the requirements set forth in clauses A, B and C of Section 11(b)(1).

     In its early decisions, the Commission adhered to the concept that the decision as to whether or not to allow combination companies is one that states should make (although the Commission might have to implement it in certain cases) and, where such systems were permissible, the role of the Commission was to ensure that both such systems are integrated as defined in the Act. The Commission's most notable decision in this line is AMERICAN WATER WORKS AND ELECTRIC COMPANY, INCORPORATED, 2 SEC 972 (1937). In this case, the Commission approved the applicant's voluntary reorganization plan under Section 11(e) of the Act and permitted the newly reorganized registered holding company to retain its electric and its gas operations, specifically noting that while the Act does not contain a definition of single integrated utility in the context of a combination company:

          We believe, however, that it is proper to regard such a combined property as a single integrated system, provided that all of the electric properties are integrated and all of the properties, both gas and electric, are in fairly close geographic proximity and are so related that substantial economies may be effectuated by their coordination under common control. The question of public policy as to the common ownership of gas and electric facilities in the same territory is apparently left by the statute to the decision of the states.17

--------

17   AMERICAN WATER WORKS AND ELECTRIC COMPANY, INCORPORATED, 2 SEC at 983, n.3.


Thus, since the combination company did not violate state policy, there was no need for the Commission to exercise jurisdiction to implement state policy.

     By the early 1940's, however, the Commission switched its focus to Section 11 and adopted a narrow interpretation of the standards contained therein as the controlling factor with regard to combination registered holding companies.18 In connection with its analysis of combination companies under Section 11, the Commission frequently noted a policy concern existing at that time which advocated separating the management of gas and electric utilities based on the belief that the gas utility business tended to be overlooked by combination company management who focused on the electric utility business. Therefore, gas utilities would benefit from having separate management focused entirely on the gas utility business.19 However, both the legislative history of the Act and recent changes in the utility industry indicate that it is a propitious time for the Commission to reemphasize the provisions of Section 8 of the Act and allow combination registered holding companies where, as in this case, they are permitted under relevant state law.

--------

18 SEE, E.G., COLUMBIA GAS & ELECTRIC CORPORATION, 8 SEC 443 at 463 (1941); UNITED GAS IMPROVEMENT COMPANY, HCAR No. 2692 (April 15, 1941); SECURITIES AND EXCHANGE COMMISSION v. NEW ENGLAND ELECTRIC SYSTEM, 384 U.S. 176
     (1966). It should be noted that the Commission continued to give primacy to state utility commission determinations in making decisions regarding combination exempt holding companies. SEE, E.G., NORTHERN STATES POWER COMPANY, HCAR No. 12655 (Sept. 16, 1954); DELMARVA POWER & LIGHT CO., 46 SEC 710 (1976); WPL HOLDINGS, HCAR No. 24590 (Feb. 26, 1988).

19 SEE, E.G., THE PHILADELPHIA COMPANY, 28 SEC 35, 48 (1948); THE NORTH AMERICAN COMPANY, 11 SEC 169, 179-80 (195); ILLINOIS POWER COMPANY, HCAR No. 16574 (Jan. 2, 1970).


     A review of the legislative history of Section 8 clarifies this intent. As noted above, in its report, the Senate Committee on Interstate Commerce noted that the provision in Section 8 concerning combination companies "is concerned with competition in the field of distribution of gas and electric energy -- a field which is essentially a question of State policy, but which becomes a proper subject of Federal action where the extra-State device of a holding company is used to circumvent state policy." SENATE REPORT at 31. In addition, attached to the above-referenced committee report is the Report of the National Power Policy Committee on Public Utility Holding Companies, which sets forth a recommended policy that: "Unless approval of a State commission can be obtained the commission should not permit the use of the holding-company form to combine a gas and electric utility serving the same territory where local law prohibits their combination in a single entity." This recommendation emphasizes the importance of the state determination in this area.

     Much more recently, in the 1995 REPORT, the Division noted "it does not appear that the SEC's precedent concerning additional systems precludes the SEC from relaxing its interpretation of Section 11(b)(1)(A)" and "that the utility industry is evolving toward the creation of one-source energy companies that will provide their customers with whatever type of energy supply they want, whether electricity or gas," and recommended that the Commission interpret
Section 11(b)(1) of the Act to allow registered holding companies to hold both gas and electric operations as long as each affected state utility regulatory commission approves of the existence of such a company.20 This change in the industry whereby, among other things, customers are increasingly seeking the most economic means of meeting their energy needs, and not simply their gas needs or their electric needs, is evidenced by the transformation of traditional utilities into energy service companies as well as the growth of new energy providers such as marketers, the increase in announced mergers between pure electric and pure gas utilities and even the treatment of energy as a commodity for arbitrage transactions. For example, Consolidated Natural Gas, Unitil Corporation, Eastern Utilities Associates, New England Electric System, Southern Company and Northeast Utilities, each a registered holding company, have been authorized to offer customers multiple fuel options and related energy services through subsidiaries.21 Furthermore, the recent merger of PanEnergy Corp., a large pipeline and electric and gas marketer with Duke Power Company, an electric utility holding company, and the acquisition of Portland General Corporation, an electric utility holding company, by Enron Corporation, a large gas pipeline and electric and gas marketer as well as the acquisition of ENSERCH Corporation, a gas utility company, by Texas Utilities Company, an electric utility holding company, and the acquisition of NorAm Energy, Inc., a gas utility company, by Houston Industries, Inc., an electric utility holding company, demonstrate that market forces are pushing for the convergence of electric and gas operations into full service utility companies. Indeed, the Commission has recently explicitly recognized that "the utility industry is evolving towards a broadly based energy-related business,22 marked by "the interchangeability of different forms of energy, particularly gas and electricity.23

--------

20   1995 REPORT at 15-6.

21 CONSOLIDATED NATURAL GAS COMPANY, HCAR No. 26512 (April 30, 1994) (the "CNG Order"); UNITIL CORPORATION, HCAR No. 26527 (May 31, 1996); NORTHEAST UTILITIES, HCAR No. 26554 (Aug. 13, 1996); NEW ENGLAND ELECTRIC SYSTEM, HCAR No. 26520 (May 23, 1996); and Supplemental Order Releasing Jurisdiction For Certain Retail Electric Marketing Activities, HCAR No. 26519 (May 23, 1996); SEI HOLDINGS, HCAR No. 26581 (September 26, 1996).

22   CNG Order.

23   CNG Order at 11.


     The legislative history of Section 11 offers additional support for focusing on state commission determinations regarding combination companies. The SENATE REPORT makes clear that "the purpose of section 11 is simply to provide a mechanism to create conditions under which effective Federal and State regulation will be possible." SENATE REPORT at 11. This statement underscores the general policy of the Act that local regulators are in the best position to assess the needs of their communities. The Act was never intended to supplant local regulation but, rather, was intended to create conditions under which local regulation was possible. Section 21 of the Act, which further codifies this legislative intent, states: "Nothing in [the Act] shall affect . . . the jurisdiction of any other commission, board, agency, or officer of . . . any State, or political subdivision of any State, over any person, security, or contract, insofar as such jurisdiction does not conflict with any provision of
[the Act] . . . ."

     The legislative history reveals that Section 21 of the Act was further intended "to insure the autonomy of state commissions [and] nothing in the [Act] shall exempt any public utility from obedience to the requirements of state regulatory law." The Report of the Committee on Interstate Commerce, S. Rep. No. 621 at 10 (1935). Thus, the Act should not be used as a tool to override state policy, particularly when the holding company involved is subject to both state and federal regulation and when the affected state regulatory commissions have indicated their support for the combined electric and gas operations in one holding company system.

     Finally, this reemphasis on Section 8 fits within the overall regulatory scheme of the Act. First, Section 11 of the Act is flexible and was designed to change as the policy concerns over the regulation of utility holding companies changed.24 As discussed below, the utility industry and the regulation of that industry has changed dramatically in recent years and it is competitive forces (the very thing that the Act was designed to promote) that are pushing holding companies to offer alternative forms of energy. Second, a registered holding company would still be required to demonstrate that any acquisition or transaction by which it would become a combination company would not be detrimental to the carrying out of the provisions of Section 11 of the Act. In other words, its electric system would have to constitute an integrated electric system and that its gas system would have to constitute an integrated gas system and both systems must be capable of being operated efficiently. Thus, the standards of Section 11 would still have to be met, but the construction of those standards should take into account the fundamental policy of the Act and allow local regulators to make the major determination with regard to combination companies.

--------

24 MISSISSIPPI VALLEY GENERATING CO., 36 SEC 159 (1955) (noting that Congress intended the concept of integration to be flexible); UNITIL CORPORATION, HCAR No. 25524 (April 24, 1992) (noting that section 11 contains a flexible standard designed to accommodate changes in the industry).


     Conectiv as a combination  company is permissible  pursuant to the terms of
Section 8 of the Act and is in the public interest. First, the combination of electric and gas operations in Delmarva is lawful under all applicable state laws. Conectiv will not be using its holding company structure to circumvent any state regulations. Moreover, earlier concerns that a holding company such as Conectiv would be able to greatly emphasize one form of energy over the other based on its own agenda have receded because of the competitive nature of the energy market, which requires utilities to meet customer demand for energy above all else, and because state regulators will have sufficient control over, and would be unlikely to approve, a combination company that attempts to undertake such practices.

     Even if the Act were not interpreted as generally permitting combination gas and electric systems, Section 11 contains additional provisions that permit the retention by Delmarva of its gas system. Section 11(b)(1) of the Act permits a registered holding company to control one or more additional integrated public utility systems -- i.e., gas as well as electric -- if:

          (A) each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

          (B) all of such additional systems are located in one state, adjoining states, or a contiguous foreign country; and

          (C) the continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

     In the 1995 REPORT, the Division recommended that the Commission "liberalize its interpretation of the 'A-B-C' clauses."25 Historically, as a "guide" to determining whether lost economies are "substantial" under Section 11(b)(1)(A), under its previous narrow interpretation of this section, the Commission has given consideration to four ratios, which measure the projected loss of economies as a percentage of: (1) total gas operating revenues; (2) total gas expense or "operating revenue deductions"; (3) gross gas income; and
(4) net gas income or net gas utility operating income. Although the Commission has declined to draw a bright-line numerical test under Section 11(b)(1)(A), under its previous narrow interpretation of this Section it indicated that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross income and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies." ENGINEERS PUBLIC SERVICE CO., 12 SEC 41, 59 (1942) (citation omitted).

--------

25   1995 REPORT at 74.


     Here, the lost economies that would be experienced if the gas properties of Delmarva were to be operated on a stand-alone basis exceed these numbers, without any increase in benefits to consumers. These lost economies result from the need to replicate services, the loss of economies of scale, the costs of reorganization, and other factors, and are described more fully in the Analysis of the Economic Impact of a Divestiture of the Gas Business of DPL (the "Divestiture Study") (Exhibit J-1 hereto).

     As set forth in the Divestiture Study, divestiture of the gas operations of Delmarva into a stand-alone company would result in lost economies of $14,728,000. These lost economies compare with Delmarva's gas operating revenues of $104,687,000, gas operating revenue deductions of $84,628,000, gas gross income of $20,059,000 and gas net income of $13,910,000.

     On a percentage basis, Delmarva's lost economies amount to 14.07% of gas operating revenue, 17.40% of gas operating revenue deductions, 73.42% of gross gas income and 105.88% of net gas income for Delmarva. The percent losses in net gas income alone that will be suffered by the Delmarva gas system if operated on a stand-alone basis exceed the 30% loss in the New England Electric System case that the Commission has described as the highest loss of net income in any past divestiture order.26 The percentage loss that would be suffered by Delmarva in gas operating revenue and gross gas income exceeds the percentage loss in the majority of divestiture orders issued by the Commission in the past. Delmarva's lost economies also exceed the lost economies that would have resulted if the divestiture of the gas operations of Public Service Company of Colorado and Cheyenne Light, Fuel and Power Company had been required by the Commission in connection with the approval of the formation of New Century Energies, Inc. The applicable percentages here and in past cases are summarized in Exhibit J-3.

--------

26 NEW ENGLAND ELECTRIC SYSTEM, 41 SEC 888 (1964), AFF'D, 384 U.S. 176 (1966) and 390 U.S. 207 (1968).

     In order to recover these lost economies the Delmarva gas division would need to increase its revenue from rates by $15,493,000 or 14.80%. This increase in rate revenues would have a direct and immediate negative impact on the rates charged to consumers for gas services. Moreover, it should be noted that the divestiture of Delmarva's gas business would result in rate increases of 0.79% for Delmarva electric customers.



     Finally, divestiture of Delmarva's gas operations would cause a significant, although difficult to quantify, amount of damage to Conectiv's customers, Conectiv's regulators and Conectiv's ability to compete in the marketplace. Such non-quantifiable costs to customers involve the additional expenses of doing business with two utilities instead of one (i.e., additional telephone calls for service and billing inquiries, and costs of providing access to meters and other facilities for two utilities) and costs associated with making the entities supply information to shareholders and publish the reports required by the 1934 Act. Similarly, regulatory costs involve additional duties for the staffs of the DPSC as a result of dealing with an additional utility. These additional duties would largely be the result of duplicating existing functions, such as separate requests for approval of financing. Conectiv's competitive position in the market would also suffer because as the utility industry moves toward a complete energy services concept, competitive companies must be able to offer customers a range of options to meet their energy needs. Divestiture of gas operations would render Conectiv unable to offer its customers a significant and important option, namely gas services, and could damage Conectiv's long-term competitive potential.

     Most recently in the NEW CENTURY ENERGIES order, the Commission explained:

     other factors operated to compound the loss of economies represented by increased costs. The Commission has previously taken notice of developments that have occurred in the electric and gas utility industry in recent years, and has interpreted the Act and analyzed proposed transactions in light of these changed and changing circumstances. In the Commission's view, these developments should be considered in determining whether PSC's and Cheyenne's gas system may be retained.

          The gas and electric industries are converging, and, in these circumstances, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. This factor adds to the quantifiable loss of economies caused by increased costs.

                                      * * *

          In the 1960s, when the NEES case was decided, utilities were primarily franchised monopolies with captive ratepayers, and competition between suppliers of gas and electricity, however limited, was virtually the only source of customer choice and was thus deemed beneficial to energy consumers. The fact that other gas utilities of comparable size could operate successfully on an independent basis was evidence that a gas system could operate on its own, a desirable result, without a substantial loss of economies. The empirical basis for these assumptions, however, is rapidly eroding. Although franchised monopolies are still the rule, competition is increasing. Increased expenses of separate operations may no longer be offset, as they were in NEW ENGLAND ELECTRIC SYSTEM, by a gain of qualitative competitive benefits, but rather may be compounded by a loss of such benefits, as the Commission finds in this matter. (footnotes omitted).

Accordingly, we urge the Commission to find Clause A satisfied for the reasons set forth above, consistent with its conclusions in the NEW CENTURY ENERGIES order.

     (B) and (C) clauses: The remaining requirements of Section 11(b)(1) are met because the gas operations of Delmarva are located in only one state (Delaware) and because the continued gas operations under Conectiv are not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation or the effectiveness of regulation. The gas system is confined to a small area. Finally, as detailed above, the gas operations of Delmarva enjoy substantial economies as part of the Delmarva system, and will realize additional economies as part of the Conectiv System as a result of the Mergers. Far from impairing the advantages of efficient operation, the continuation of the gas operations under Conectiv will facilitate and enhance the efficiency of gas operations.

          ii. Direct and Indirect Nonutility Subsidiaries of Conectiv

     As a result of the Mergers, the nonutility businesses and interests of Delmarva and Atlantic described in Item 1.B.3 above will become businesses and interests of Conectiv. The total assets of all nonutility investments of Delmarva and Atlantic at June 30, 1997 totaled $403 million.

     Corporate charts showing the nonutility subsidiaries of Delmarva and Atlantic are filed as Exhibits E-2 and E-3. A corporate chart showing the projected arrangement of these subsidiaries under Conectiv is filed immediately after consummation of the Mergers as Exhibit E-4.

     Standard for acquisition: Section 11(b)(1) generally limits a registered holding company to acquire "such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public utility system." Although the Commission has traditionally interpreted this provision to require an operating or "functional" relationship between the nonutility activity and the system's core nonutility business, in its recent release promulgating Rule 58,27 the Commission stated that it "has sought to respond to developments in the industry by expanding its concept of a functional relationship." The Commission added "that various considerations, including developments in the industry, the Commission's familiarity with the particular nonutility activities at issue, the absence of significant risks inherent in the particular venture, the specific protections provided for consumers and the absence of objections by the relevant state regulators, made it unnecessary to adhere rigidly to the types of administrative measures" used in the past. Furthermore, in the 1995 REPORT, the Staff recommended that the Commission replace the use of bright-line limitations with a more flexible standard that would take into account the risks inherent in the particular venture and the specific protections provided for consumers.28 As set forth more fully below, the non-utility business interests that Conectiv will hold directly or indirectly all meet the Commission's standards for retention.

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27   EXEMPTION OF ACQUISITION BY REGISTERED  PUBLIC-UTILITY HOLDING COMPANIES OF
     SECURITIES OF NONUTILITY COMPANIES ENGAGED IN CERTAIN ENERGY-RELATED AND GAS-RELATED ACTIVITIES, HCAR No. 26667 (Feb. 14, 1997) ("RULE 58 RELEASE").

28   1995 REPORT at 81-87, 91-92.


     The following is a description of the specific bases under which the nonutility investments of Delmarva and Atlantic may be retained in the Conectiv holding company system:

Development and commercialization of electrotechnologies:


     The business activities of the following companies, either directly or through subsidiaries, are energy-related activities within the meaning of Rule 58(b)(1)(ii), involving "the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations." SEE ALSO NEW CENTURY ENERGIES, HCAR No. 26748 (Aug. 1, 1997). Accordingly, these interests are retainable under Section 11(b)(1) of the Act:29

          DCTC-Glendon, Inc. was formed to invest in a waste-to- energy business that was proposed to be located in Glendon, PA. The facility was never built. The company is dormant and will be dissolved.

          Pine Grove Gas Development, L.L.C. is involved in developing a use for methane gas produced at the municipal solid waste landfill owned and operated by Pine Grove Landfill, Inc.

          ATE is an investor in EnerTech Capital Partners, L.P., a limited partnership that will invest in and support a variety of energy technology growth companies.

--------

29 Rule 58 explicitly permits indirect investment in energy- related companies through project parents. Although Rule 58 was adopted pursuant to Section 9(c)(3) of the Act, businesses permissible under the rule are retainable under Section 11. See Michigan Consolidated Gas Co., 44 S.E.C. 361 (1970), aff'd, 444 F.2d 931 (D.C. Cir. 1971) (Section 9(c)(3) may not be used to circumvent Section 11).


Brokering and marketing of energy commodities:

     The business activities of the following company are energy-related activities within the meaning of Rule 58(b)(1)(v), involving "the brokering and marketing of energy commodities, including but not limited to electricity or natural or manufactured gas or other combustible fuels." SEE ALSO NEW CENTURY ENERGIES, INC., HCAR No. 26784 (Aug. 1, 1997); SEI HOLDINGS, INC., HCAR No. 26581 (Sept 26, 1996); NORTHEAST UTILITIES, HCAR No. 26654 (Aug. 13, 1996);
UNITIL CORP., HCAR No. 26257 (May 31, 1996); NEW ENGLAND ELECTRIC SYSTEM, HCAR No. 26520 (May 23, 1996); and EASTERN UTILITIES ASSOCIATES, HCAR No. 26493 (March 14, 1996). Accordingly, these interests are retainable under Section 11(b)(1) of the Act:

          Enerval, L.L.C. ("Enerval") provides energy management services, including natural gas procurement, transportation and marketing.

          Delmarva Energy Company is expected to provide marketing of energy.

          Delmarva Industries, Inc., previously was involved in oil and gas drilling ventures. It is dormant and will be dissolved.

Thermal energy products:

     The business activities of the following companies (directly or through subsidiaries) are energy-related activities within the meaning of Rule 58(b)(1)(vi), involving "the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities." SEE ALSO NEW CENTURY ENERGIES, HCAR No. 26748 (Aug. 1, 1997); CINERGY CORP., HCAR No. 26474 (Feb. 20, 1996). Accordingly, these interests are retainable under
Section 11(b)(1) of the Act:

          ATS develops, owns and operates thermal heating and cooling systems. It is also exempt as a holding company over the following companies engaged in the same type of activities:

               Atlantic Jersey Thermal Systems, Inc. provides operating services for thermal heating and cooling systems.

               ATS Operating Systems, Inc. provides thermal energy operating services.

               Thermal Energy Limited Partnership I holds an investment in the Midtown Energy Center, which produces steam and chilled water ("TELPI").

Ownership and operation of QFs:

     The business activities of the following companies, directly or through subsidiaries, are energy-related activities within the meaning of Rule 58(b)(1)(viii), involving "the development, ownership or operation of 'qualifying facilities'..., and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA." SEE ALSO NEW CENTURY ENERGIES, INC., HCAR No. 26748 (AUG. 1, 1997); ENTERGY CORP., HCAR No. 26322 (June 30, 1995); SOUTHERN CO., HCAR No. 26212 (Dec. 30, 1994); CENTRAL AND SOUTH WEST CORP., HCAR No. 26156 (Nov. 3,
1994);CENTRAL AND SOUTH WEST CORP., HCAR No. 26155 (Nov. 2, 1994); and NORTHEAST UTILITIES, HCAR No. 25977 (Jan. 24, 1994). Accordingly, these interests are retainable under Section 11(b)(1) of the Act:

          DCTC has partnership interests in Luz Solar Partners, Ltd. IV and UAH-Hydro Kennebec, L.P., which own qualifying facilities located in southern California and New York state, respectively.

          Delmarva Operating Services Company ("DOSC") is retainable as a holding company over the following companies engaged in the operation and maintenance of qualifying facilities:

               DelWest Operating Company will operate and maintain a qualifying facility in Burney, CA, under a contract with the plant's owner, Burney Forest Products, Joint Venture (an investment of DCTC-Burney, Inc.).

               DelCal Operating Company operates and maintains a qualifying facility in Sacramento, California owned by the Sacramento Power Authority under a subcontract with Siemens Power Corporation.

               DelStar Operating Company operates and maintains the Delaware City Power Plant, a qualifying facility in Delaware City, Delaware under a contract with the plant's owner.

          DCTC-Burney, Inc. is retainable as a holding company over investments in Pine Grove Gas Development, L.L.C. (discussed above under subsection 1) and, together with the following company or companies, engaged in the operation and ownership of qualifying facilities:

               DelBurney Corporation is an intermediate holding company over an investment in a qualifying facility.

               Forest Products, L.P. is a general partner in a joint venture that owns a qualifying facility and related sawmill.

               Burney Forest Products, Joint Venture owns a qualifying facility and related sawmill in Burney, CA.

          AGI is retainable as a holding company over the following companies engaged in the operation and ownership of qualifying facilities:

               Pedrick  Ltd.,  Inc.  holds a  limited  partnership  interest  in
               Pedricktown   Cogeneration  Limited  Partnership,   a  qualifying
               facility.

               Pedrick  Gen.,  Inc.  holds a  general  partnership  interest  in
               Pedricktown   Cogeneration  Limited  Partnership,   a  qualifying
               facility.

               Vineland Limited, Inc. holds a limited partnership interest in Vineland Cogeneration Limited Partnership, a qualifying facility.

               Vineland General, Inc. holds a general partnership interest in Vineland Cogeneration Limited Partnership, a qualifying facility.


Telecommunications facilities:

     Section 34 of the Act provides an exemption from the requirement of prior Commission approval the acquisition and retention by a registered holding company of interests in companies engaged in a broad range of telecommunications activities and businesses. Section 34 permits ownership of interests in telecommunications companies engaged exclusively in the business of providing telecommunications service upon application to the Federal Communications Commission for a determination of "exempt telecommunications company" status. Conectiv Communications, Inc. and CCI will file for status as exempt telecommunications companies under Section 34 of the Act prior to consummation of the Mergers.

Real estate:

     In prior orders, the Commission has approved the purchase of real estate which is incidentally related to the operations of a registered holding company. See UNITIL Corporation et al., Holding Co. Act Release No. 25524 (Apr. 24, 1992) (Commission noted that UNITIL Realty Corporation, a subsidiary of the registered holding company, UNITIL, which acquired real estate to support utility operations, engaged in activities which were within the confines of the Act). Consequently, since the real estate held by the following companies is substantially similar to that owned by UNITIL Realty Corporation, the companies are retainable subsidiaries of a registered holding company under Section 11(b)(1) of the Act:

          Delmarva Services Company was formed to own and finance an office building leased to Delmarva and/or affiliates.

          Christiana Capital Management, Inc. was formed to own and finance an office building leased to affiliates.

          ASP owns and manages a commercial office and warehouse facility in southern New Jersey. Fifty percent of the space is presently leased to system companies and fifty percent is leased to a high school and a day care center.

          Delmarva Capital Realty Company ("DCRC") is a vehicle for the sale of properties not used or useful for the utility business.

          Post and Rail Farms, Inc. ("Post and Rail") is engaged in the development and sale of a residential housing development.

     With respect to DCRC and Post and Rail, these companies are managing real estate that was acquired for an intended utility purpose which has ceased to exist, or in order for the utility to obtain the necessary rights of way for transmission lines and other utility operations. Unlike many other states, Delaware does not provide a right of condemnation for a franchised electric utility. Rather, the utility is often forced to acquire the underlying fee simple for a larger parcel in order to obtain an easement or right of way. The development of these properties is a means of recovering the costs associated with their acquisition. Accordingly, we submit, such interests are retainable either under Section 11(b)(1) or pursuant to Section 9(c)(3) "in the ordinary course of business" of a registered system.

Leveraged leases:

     The Commission has approved investments by registered holding companies in leveraged leases under Section 9(c)(3), which exempts from Section 9(a) and
Section 10, "such commercial paper and other securities, within such limitations, as the Commission may by rules and regulations or order prescribe as appropriate in the ordinary course of business of a registered holding company or subsidiary company thereof and as not detrimental to the public interest or the interest of investors or consumers." Central and South West Corporation, HCAR 23588 (Jan. 22, 1985). As the Commission noted in Central and South West, title held by the lessor in such circumstances is insufficient to make lessor an "owner" under Section 2(a)(3)(4) of the Act. Moreover, attempting to reduce one's tax liability through leveraged lease investments is within the ordinary course of business. Consequently, since the leveraged lease investments held by the following companies and related activities of the companies are substantially similar to those discussed above, the companies are retainable subsidiaries of a registered holding company under 11(b)(1) of the Act:

          DCI I, Inc. makes equity investments in leveraged leases of aircraft.

          DCI II, Inc. is a foreign sales subsidiary formed to obtain certain tax benefits from leveraged lease investments by DCI I, Inc.

          ATE's primary investments are equity investments in leveraged leases of three commercial aircraft and two container ships. The other activities of ATE Investment, Inc. are (i) its investment in EnerTech Capital Partners, L.P., which, as discussed above, is retainable pursuant to Rule 58(b)(1)(ii) and (ii) certain financing arrangements with affiliates.

Solid Waste Management:

     The Applicants also seek approval to retain certain de minimis investments in the solid waste management business. These companies were originally acquired in connection with a proposed investment in a waste-to-energy facility that was never constructed. These companies have total assets of less than $35 million. Given the de minimis size of the investment and that the Applicants are seeking only to retain, and maintain, the existing assets, the Commission should approve retention of the following two companies:

          Pine Grove, Inc. is a holding company over the following investments:

               Pine Grove Landfill, Inc. owns and operates a municipal solid waste landfill.

               Pine Grove Hauling Company owns and operates a waste hauling and recycling business.

Gas-related Activities:

          Conectiv will hold an indirect ownership interest in ECNG, which is engaged in gas-related activities. Delmarva participated in the formation of ECNG in order to improve the efficiency of its natural gas local distribution operations. ECNG members provide emergency backup natural gas supplies to other members and jointly undertake the bulk purchase and storage of natural gas for use in their local distribution business. Because these activities are functionally related to the operations of the gas utility business of Delmarva, ECNG is retainable by Conectiv under Section 11(b)(1). Further, upon Commission approval of the Mergers, ECNG will be exempt from all obligations, duties or liabilities imposed upon it by the Act as a subsidiary company or as an affiliate of a registered holding company or of a subsidiary company thereof. SEE RULE 16.

Nonutility Holding Companies:

     In addition to the companies discussed above which are engaged in a single type of business activity, Conectiv will have several other direct and indirect holding company subsidiaries, which are holding companies for subsidiaries engaged in a variety of businesses. The following holding companies are retainable because all of their investments are in companies which are retainable, as outlined above:

          DCI is the holding company over DCI I, Inc., DCI II, Inc., DOSC, DCRC and Delmarva Capital Technology Company.

          Delmarva Capital Technology Company ("DCTC") is the holding company over Pine Grove, Inc., DCTC-Glendon, Inc. and DCTC-Burney, Inc.

          AEE is holding company over ATE, AET, AGI, ATS, CCI, ASP and Enerval.

Home Security Business:

     The home  security  business of ACE,  which is located  exclusively  in its service territory has annual revenues of less than $10,000. It is a small operation that developed from utility operations and incurs very little cost at this point. Accordingly, Conectiv seeks to retain this business under Section 11(b)(1). Although it is currently within ACE, it may be moved to a separate subsidiary of Conectiv. Any such subsidiary will apply for exempt telecommunications company status under Section 34.

Retail Services:

     In the NEW CENTURY ENERGIES order, the Commission authorized the new registered holding company to provide various retail services through one or more nonutility subsidiaries. The order explained:

          E prime provides demand side management services and proposes to provide other consulting services to commercial and industrial customers. These services and proposed services include energy analysis, project management, design and construction, energy efficient equipment installation and maintenance, facilities management services, environmental services and compliance, fuel procurement, and other similar kinds of managerial and technical services.

The NEW CENTURY ENERGIES order cited a number of orders, including CENTRAL AND SOUTH WEST CORP., HCAR No. 26367 (Sept. 1, 1995) and AMERICAN ELECTRIC POWER CO., HCAR No. 26267 (Apr. 5, 1995).

     At present, Conectiv Services, Inc. provides heating, ventilation and air conditioning ("HVAC") sales, installation and servicing, and other energy-related services for residential, commercial and industrial customers. The HVAC services provided by Conectiv Services, Inc. are energy-related appliance sales activities that fall within the exemptive requirements of Rule
58. Because Conectiv Services, Inc. intends to engage in additional activities, however, it does not appear that Conectiv Services, Inc. would be an energy-related company for purposes of Rule 58. Nonetheless, these activities are clearly retainable under Commission precedent.

     Conectiv Services, Inc. also seeks approval to provide directly, or through one or more subsidiaries, a variety of energy-related services and products to residential, commercial and industrial customers ("Retail Services"). As in the NEW CENTURY ENERGIES order, these services and proposed services include energy analysis, project management, design and construction, energy efficient equipment installation and maintenance, facilities management services, environmental services and compliance, fuel procurement, and other similar kinds of managerial and technical services. While the precise list of services is still under consideration, it is anticipated that Retail Services may include:
(1) service lines repair/extended warranties - repair of underground utility services lines owned by and located on the customer's property and extended service warranties covering the cost of such repairs; (2) surge protection - meter-based and plug-in equipment to protect customer household appliances and electronic equipment from power surges, including due to lightning; (3) appliance merchandising/repair/extended warranties - marketing of HVAC and other energy-related household and office appliances and equipment and, in connection therewith or separately, marketing of appliance and equipment inspection and repair services and extended service warranties covering the cost of repairing customers' appliances and equipment; (4) utility bill insurance utility bill payment protection, for a monthly fee for a specified number of months, in the event the customer becomes unemployed, disabled or dies; (5) plumbing services; and (6) incidental and reasonably necessary products and services related to the choice, purchase, provision or consumption of any such products and services.

     Conectiv Services, Inc. also seeks approval to furnish its own financing or to broker nonassociate third-party financing, directly or indirectly, to commercial, industrial and residential customers to support purchases by its customers of HVAC and Retail Services. Conectiv Services, Inc. may also provide financing for goods and services sold by its affiliates. Customer financing may take the form of direct loans, installment purchases, operating or finance lease arrangements (including sublet arrangements) and loan guarantees. Interest on loans and imputed interest on lease payments will be based on prevailing market rates. The obligations will have terms of one to thirty years and will be secured or unsecured. Conectiv Services, Inc. may also assign obligations acquired from customers to banks, leasing companies or other financial institutions, with or without recourse.

     Rule 40(a)(4) provides an exemption from Section 9(a) with respect to the acquisition:

     In the ordinary course of the acquiring company's business (other than the business of a holding company or investment company as such), [of] any evidence of indebtedness executed by its customers in consideration of utility or other services by such company or executed in connection with the sale of goods or real property other than utility assets.

It appears that, to the extent that financing transactions support Conectiv Services, Inc.'s sales activities, they would be exempt pursuant to Rule
40(a)(4). In the alternative, we note that the Commission has previously approved customer financing activities by registered holding company systems. SEE NEW CENTURY ENERGIES, INC., HCAR No. 26748 (Aug. 1, 1997); CINERGY CORP., HCAR No. 26662 (Feb. 7, 1997); CENTRAL AND SOUTH WEST CORP., HCAR No. 26367 (Sept. 1, 1995); CONSOLIDATED NATURAL GAS CO., HCAR No. 26234 (Feb. 23 1995); and ENTERGY CORP., HCAR No. 25718 (Dec. 28, 1992).

     As detailed above, many of the existing nonutility activities of Delmarva and Atlantic, and their affiliates, fall within the ambit of newly adopted Rule
58. Consistent with the Commission's recent decision in NEW CENTURY ENERGIES, INC., HCAR No. 26748 (Aug. 1, 1997), investments made by Delmarva and Atlantic prior to the effective date of the Mergers, should not count in the calculation of the 15% limit for purposes of Rule 58. All additional investments made in energy-related companies subsequent to the effective date of the Mergers would, of course, be included in the 15% test.

     b. Section 10(c)(2)

     The Mergers will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act.

          i.   Efficiencies and Economies

     The Mergers will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2), described above. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. SEE AMERICAN ELECTRIC POWER CO., 46 SEC 1299, 1320-1321 (1978). Some potential benefits cannot be precisely estimated; nevertheless they too are entitled to be considered: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." CENTERIOR ENERGY CORP., HCAR No. 24073 (April 29, 1986) (citation omitted).

     Delmarva and Atlantic have estimated the nominal dollar net value of synergies from the Mergers to be in excess of $500 million over the first 10-year period, from 1998 to 2007. The geographical locations of the respective service territories of Delmarva and ACE, which operate in contiguous states separated by the Delaware River and whose headquarters are within 90 miles of one another, provide an opportunity to integrate efficiently their utility operations. Delmarva's operating entities already have existing electrical interconnections with Atlantic through 500kv transmission lines. The combined system can be operated as a single, larger cohesive system, with virtually no modification needed with respect to existing generating and transmission facilities. There are five general areas where presently quantifiable savings can be realized through the combination of the companies: (1) corporate, operations and generation support labor; (2) facilities consolidation; (3) corporate and administrative programs; (4) non-fuel purchasing economies; and
(5) fuel supply and purchased power. The amount of savings currently estimated in each of these categories, on a nominal dollar basis, is summarized in the table below:

                Category                    Amount
                                         (in millions)

Labor             			     $346
Facilities Consolidation                       26
Corporate and
   Administrative Programs                    125
Non-Fuel Purchasing Economies                  56
Fuel Supply and Purchased Power                28

         Less:  Costs to Achieve               72
                                             ----

Net Total Estimated Savings                  $509

     These expected savings far exceed the savings claimed in a number of recent acquisitions approved by the Commission. SEE, E.G., KANSAS POWER AND LIGHT CO., HCAR No. 25465 (Feb. 5, 1992) (expected savings of $140 million over five years); IE INDUSTRIES, HCAR No. 25325 (June 3, 1991) (expected savings of $91 million over ten years); MIDWEST RESOURCES, HCAR No. 25159 (Sept. 26, 1990) (estimated savings of $25 million over five years). These savings categories are described in greater detail below.

          Corporate, Operations and Generation Support Labor: Savings will be realized through labor reductions related to redundant positions. Many of these reductions will be in areas where payroll costs are relatively fixed and do not vary with an increase or decrease in the number of customers served. These areas include legal services, finance, sales, support services, transmission and distribution, customer service, accounting, human resources and information services. Overall, Conectiv expects a reduction of approximately 10% (or 400 positions) in the combined company's workforce. Conectiv would also have the ability to consolidate certain
     customer   business   offices   and   service   centers   in  the   eastern
     Delaware/western New Jersey area where Delmarva and Atlantic have contiguous or geographically close service territories.

          Facilities Consolidation: Savings will be realized through the combination of neighboring business offices or service centers. Specifically, due to the workforce reductions, consolidation of operations at the Delmarva headquarters in Wilmington, Delaware will allow for the possible sale or lease of Atlantic's corporate headquarters in Egg Harbor Township, N.J. and other potential consolidations.

          Corporate and Administrative Programs: Savings will be realized through economies of scale and cost avoidance in those areas where both Delmarva and Atlantic incur many costs for items which relate to the operation of each company, but which are not directly attributable to customers. Ten such areas have been identified: administrative and general overhead; benefits administration; insurance; information services; professional services; shareholder services; advertising; association dues; credit facilities; directors' fees; and vehicles. Achieving cost savings through greater efficiencies and economies of scale will permit each of the operating utilities to offer more competitively-priced electric service and energy-related products and services than would otherwise be possible.

          Non-Fuel Purchasing Economies: Savings will be realized through increased order quantities and the enhanced utilization of inventory for materials and supplies. Currently, Delmarva and Atlantic independently maintain separate purchasing departments responsible for maintaining materials and supplies used by employees at various storeroom locations. In addition, both companies procure contract services independently. As a direct result of the combination, savings can be realized through the procurement of both materials and services, as well as in costs associated with the maintenance of inventory levels.

          Fuel Supply and Purchased Power: Savings will be realized through the bundling of commodity fuels and bulk power purchases in the form of larger quantities or volumes. Fuel supply savings were analyzed in the following areas: coal, gas, oil and rail transportation. Conectiv will be able to take advantage of commodity savings based on higher total volumes of coal and natural gas acquisition. Rail transportation costs for coal could also be renegotiated at a lower per ton cost. No savings were identified in oil procurement because both companies are purchasing through commodity markets under short term and spot contracts. This results in competitive market prices for both entities and will not result in significant savings in commodity or transportation. The total potential savings from fuel supply and purchased power are estimated to be $28 million over the ten-year period.

          Savings from these sources are offset by the costs that must be incurred for activities essential to achieving the savings.

          Costs to Achieve: Costs to achieve the identified savings are estimated at approximately $72 million for such items as relocation, retraining and system consolidation.

     Additional Expected Benefits: In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include:

          o Increased Scale-- As competition intensifies within the industry, Atlantic and Delmarva believe scale will be one parameter that will contribute to overall business success. Scale has importance in many areas, including utility operations, product development, advertising and corporate services. The Mergers are expected to improve the profitability of the combined company by roughly doubling the customer base and providing increased economies of scale in all of these areas.

          o Competitive Prices and Services-- Sales to industrial, large commercial and wholesale customers are considered to be at greatest near-term risk as a result of increased competition in the electric utility industry. The Mergers will enable Conectiv to meet the challenges of the increased competition and will create operating efficiencies through which Conectiv will be able to provide more competitive prices to customers.

          o More Balanced Customer Base-- The Mergers will create a larger company with less reliance on the chemical and financial services industries, from Delmarva's perspective, and on casino gaming, tourism and recreation, from Atlantic's perspective. The combined service territories of Delmarva and Atlantic will be more diverse than their individual service territories, reducing Conectiv's exposure to adverse changes in any sector's economic and competitive conditions.

          o Financial Flexibility -- By roughly doubling the market capitalization of Conectiv compared with the individual companies, the Mergers should improve Conectiv's overall credit quality and liquidity of the securities and therefore improve Conectiv's ability to fund continued growth.

          o Regional Platform for Growth-- The combination of Atlantic and Delmarva will create a regional platform in the mid-Atlantic corridor. The corridor is experiencing economic growth that is led by the  casino  gaming  industry  in  South  Jersey  and  the expansion of the financial services industry in Delaware. Conectiv plans to expand relationships with existing customers and to develop relationships with new customers in the region. Conectiv will use its combined distribution channels to market a portfolio of energy-related products throughout the region and will follow regional relationships to other geographical areas.

                      ii. Integrated Public Utility System

                               I. Electric System

     As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

          a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed acquisition of securities:

     (1) the utility assets of the system are physically interconnected or capable of physical interconnection;

     (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

     (3) the system must be confined in its operations to a single area or region; and

     (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

ENVIRONMENTAL ACTION, INC. V. SECURITIES AND EXCHANGE COMMISSION, 895 F.2d 1255, 1263 (9th Cir. 1990), citing ELECTRIC ENERGY, INC., 38 SEC 658, 668 (1958). The Mergers satisfy all four of these requirements. It should be noted that in the 1995 REPORT, the Division recommended that the Commission "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration requirement."30

--------

30 1995 REPORT at 71.


     Conectiv satisfies each of these requirements for an integrated system. The Commission has determined that the first and second requirements are satisfied when the merging companies jointly own generation and transmission facilities and are members of the same tight power pool. UNITIL CORP., HCAR No. 25524 (April 24, 1992); NORTHEAST UTILITIES, HCAR No. 25221 (Dec. 21, 1990). In these cases, the Commission found that the utilities in the holding company systems were physically capable of supplying power to each other through wheeling or power pool arrangements.

     In addition, the companies are interconnected through their undivided ownership interests in and/or rights to use the same regional generation facilities and extra-high voltage transmission facilities, as well as through their contractual rights to use the transmission facilities of other members of the PJM regional power pool. Delmarva and ACE each have undivided ownership interests in two nuclear plants: Peach Bottom Nuclear Generating Station located in Pennsylvania, in which each company holds a 7.51 percent interest, and Salem Nuclear Generating Station located in New Jersey, in which each company holds a
7.41 percent interest. Both companies also hold undivided ownership interests in two coal-fired thermal units, the Keystone and Conemaugh generating stations located in Pennsylvania. These four plants together account for a substantial proportion of Conectiv's generation resources, though the plants are located outside Conectiv's traditional service areas.

     Delmarva and ACE both are members of the PJM Pool, which is the largest single control area and tight power pool in the country.31 In order to achieve economy and reliability in bulk power supply within the PJM region, PJM members coordinate the planning and operation of their systems, share installed and operating reserves to reduce installed generator requirements, and participate in centralized unit commitment, coordinated bilateral transactions, and instantaneous real-time dispatch of energy resources to meet customer load requirements throughout the PJM Interconnection. Most of the electricity produced by Delmarva's and ACE's generating facilities, other than generation required to support local reliability, is committed to pool dispatch.

---------

31 Comparable tight pools are the New York Power Pool ("NYPP") and the New England Power Pool ("NEPOOL").


     Delmarva and ACE, along with other PJM members, also are owners in common or have joint rights to use certain 500 kv transmission facilities that are used to import power from the west and to deliver power from jointly owned generating plants to their owners' systems. These facilities include a transmission line which provides an aerial crossing of the Delaware River and other extra-high voltage lines that directly connect the jointly- owned power plants with lower voltage lines of the PJM Interconnection. Thus, Conectiv is able to integrate its generation resources to serve Delmarva's and ACE's customers pursuant to ownership and contractual rights to use regional transmission facilities of the PJM Interconnection.32

---------

32 The fact that two facilities may be separated by other facilities that are not owned by the holding company does not change the fact that they are capable of physical connection and of supplying power to one another as needed. CITY OF NEW ORLEANS V. SEC, 969 F.2d 1163, 1165 (D.C. Cir. 1992).


     The Commission previously has found that the physical interconnection requirement of the Act was satisfied on the basis of contractual rights to use third-parties' transmission lines when the merging companies both were members of the same tight power pool.33 In UNITIL, the companies, Unitil's public utility subsidiary companies and Fitchburg Gas and Electric Light Company were indirectly interconnected through New England Power Pool ("NEPOOL") designated facilities and other nonaffiliate transmission facilities pursuant to the NEPOOL Agreement. While there was no particular transmission line through which transfers of power would be made among the Unitil companies, power would be delivered through a nonaffiliate system and a transmission charge would be paid to the owners of the facilities. The Commission found that the Unitil companies' contractual arrangements for transmission service established that the Unitil electric system would satisfy the physical interconnection requirement of the Act. For the same reasons, Conectiv satisfies the physical interconnection requirement of the Act.

----------

33 SEE, E.G., NORTHEAST UTILITIES, HCAR No. 25221 (Dec. 21, 1990) at n. 85, MODIFIED HCAR No. 25273 (March 15, 1991), AFF'D SUB NOM. CITY OF HOLYOKE V. SEC, 972 F.2d 358 (D.C. Cir. 1992); CENTERIOR ENERGY CORP., HCAR No. 24073
     (1986); CITIES SERVICES CO., 14 SEC 28, 53 n. 44. SEE ALSO YANKEE ATOMIC ELECTRIC CO., 36 SEC 552, 563 (1955); CONNECTICUT YANKEE ATOMIC POWER CO., 41 SEC 705, 710 (1963) (authorizing various New England companies to acquire interests in a commonly-owned nuclear power company and finding the interconnection requirement met because the New England transmission grid already interconnected the companies).


     While Delmarva and ACE now achieve integration comparable to that found in UNITIL and NORTHEAST UTILITIES under the current PJM Interconnection Agreement, PJM members are restructuring their organization in ways that will expand the available mechanisms for integrating the Conectiv system. In compliance with Order 888/34 issued by the FERC in 1996, the members of the PJM Pool filed a pool-wide open access transmission tariff ("Tariff") and certain additional agreements intended to implement a restructuring of the PJM Pool.35 Under the Tariff, Delmarva and ACE (as well as other transmission- owning members of PJM and non-members purchasing network transmission service) can obtain network integration transmission service throughout the PJM control area to deliver capacity and energy from designated generation resources to the utility's electric customers. The PJM members also filed with the FERC an amended PJM Interconnection Agreement, which, like the previous PJM Interconnection Agreement, provides for coordination of electric system loads, electric generating capacities and electric transmission facilities. The amended PJM Interconnection Agreement provides that the members will establish a bid-based wholesale energy market in which any participant may buy and sell energy, and for the PJM control center to schedule and dispatch generation on the basis of least-cost, security-constrained dispatch and the prices and operating characteristics offered by sellers in order to serve the energy purchase requirements of customers. Though there are differences of opinion among PJM members as to the appropriate rules for governing the structure of the energy market, there is substantial agreement that an energy exchange should be implemented.

--------

34 PROMOTING WHOLESALE COMPETITION THROUGH OPEN ACCESS NON-DISCRIMINATORY TRANSMISSION SERVICES BY PUBLIC UTILITIES AND RECOVERY OF STRANDED COSTS BY PUBLIC UTILITIES AND TRANSMITTING UTILITIES, Order No. 888, 61 Fed. Reg. 21540 (May 10, 1996), III FERC Stats. & Regs., Regulations Preambles 1991-1996 P. 31,036 (1996) ("Order 888").

35 COMPLIANCE OF THE PENNSYLVANIA-NEW JERSEY-MARYLAND INTERCONNECTION WITH ORDER No. 888, Docket No. OA97-261-000 (filed Dec. 31, 1996).


     Conectiv also satisfies the second of the Commission's requirements, that utility assets, under normal conditions, may be "economically operated as a single interconnected and coordinated system."36 The Commission has interpreted this language to refer, among other things, to the physical operation of utility assets as a system in which the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs.37 The Commission has considered advances in technology and the particular operating circumstances in applying the integration standards. In approving the acquisition of Public Service Company of New Hampshire by Northeast Utilities, the Commission noted that "the operation of generating and transmitting facilities of PSNH and the Northeast operating companies is coordinated and centrally dispatched under the NEPOOL Agreement." NORTHEAST UTILITIES CO., HCAR No. 25221 at n. 85. Similarly, in UNITIL, the Commission concluded that the combined electric utility assets of the companies may be operated as a single interconnected and coordinated system through their participation in NEPOOL. For the same reasons, Conectiv is able to operate its utility assets as a single interconnected and coordinated system.


--------

36 SEE CITIES SERVICES CO., 14 SEC at 55 (Congress intended that the utility properties be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to each other).

37   NORTH  AMERICAN  CO., 11 SEC 194, 242 (1942)  aff'd,  133 F.2d 148 (2d Cir.
     1943), aff'd on constitutional issues, 327 U.S. 686 (1946) (evidence is necessary to show that in fact isolated territories are or can be so operated in conjunction with the remainder of the system that central control is available for the routing of power within the system).


     The Commission's third requirement is also satisfied. The Conectiv electric system will operate in a single area or region. The system will operate in five contiguous states in the mid-Atlantic region of the United States. It should be noted that in the 1995 REPORT, the Division has stated that the evaluation of the "single area or region" portion of the integration requirement "should be made... in light of the effect of technological advances on the ability to transmit electric energy economically over longer distance, and other developments in the industry, such as brokers and marketers, that affect the concept of geographic integration."38 The 1995 REPORT also recommends primacy be given to "demonstrated economies and efficiencies to satisfy the integration requirements."39 As set forth in Item 3.A.2.b.i, the Mergers will result in economies and efficiencies for the utilities and, in turn, their customers.

--------

38   1995 REPORT at 72-74.

39   1995 REPORT at 73.

     Finally, with respect to the Commission's fourth requirement, the Conectiv electric system will not be so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. After the Mergers, Conectiv will maintain system headquarters in Wilmington, Delaware. This structure will preserve all the benefits of localized management Delmarva and Atlantic presently enjoy while simultaneously allowing for the efficiencies and economies that will derive from their strategic alliance. Furthermore, as described earlier, the system will facilitate efficient operation.

     Additionally, the Conectiv system will not impair the effectiveness of state regulation. Delmarva and ACE will continue their separate existence as before and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the DPSC, VSCC, NJBPU, PPUC, MPSC, the FERC and the NRC. Delmarva and Atlantic are working closely with the DPSC, VSCC, NJBPU, PPUC and MPSC as well as the FERC and the NRC to ensure they are well informed about these Mergers and these Mergers will not be consummated unless all required regulatory approvals are obtained. Pursuant to the recommendations contained in the 1995 REPORT, this last factor is significant as the Division stated therein "when the affected state and local regulators concur, the [Commission] should interpret the integration standard flexibly to permit non-traditional systems if the standards of the Act are otherwise met,"40 especially since these Mergers will result in a system similar to the traditional registered holding company system.

--------

40   1995 REPORT at 74.

                             II. Gas Utility System

     Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies:

     [A] system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operation to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

The gas operations of Delmarva, which are very limited in size, currently operate as a single, integrated public utility system in New Castle County, Delaware. The Mergers will not affect that integrated operation. Thus, Conectiv gas utility system will meet the standard set forth in Section 2(a)(29)(B) and, therefore, will satisfy the requirements of Sections 10(c)(1) and (2) and should be approved by the Commission. The Conectiv gas utility system will continue to operate as a coordinated system confined in its operation to a single area or region.

     3. Section 10(f)

     Section 10(f) provides that:

     The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

As described in Item 4 of this Application/Declaration, and as evidenced by the applications before the DPSC, VSCC, NJBPU, PPUC and MPSC all relating to the Mergers, Conectiv intends to comply with all applicable state laws related to the proposed transaction.

     4. Other Applicable Provisions -- Section 9(a)(1)

     Conectiv is also requesting authorization from the Commission under Section 9(a)(1) of the Act for the acquisition by it of the voting securities of Support Conectiv as part of the Mergers. Section 9(a)(1) of the Act requires a registered holding company or any subsidiary thereof to obtain authorization from the Commission before acquiring "any securities or utility assets or any other interest in any business." In order to approve an acquisition under
Section 9(a)(1), the Commission must find that such acquisition meets the standards of Section 10 of the Act, which in turn requires compliance with Sections 8 and 11 of the Act. Although Conectiv will not become a registered holding company until consummation of the Mergers and thus Section 9(a)(1) is not applicable to it until that time, because Conectiv will become subject to
Section 9(a)(1) and the exact chronology of the formation of Support Conectiv has not been determined, Conectiv is requesting the Commission's authorization for this transaction.

     The acquisition by Conectiv of the common stock of Support Conectiv, making it a direct subsidiary of Conectiv, will allow Conectiv to create a subsidiary service company and capture economies of scale from the centralization of administrative and general services to be provided to system companies. A portion of the benefits realized as a result of Support Conectiv are expected to be shared with Conectiv's ratepayers. Virtually every registered holding company has a subsidiary service company performing many of the same functions that Support Conectiv will perform. The acquisition of Support Conectiv is in the public interest, will not unduly complicate the capital structure of Conectiv and will not cause the Conectiv system to violate any other provision of the Act. Support Conectiv's only class of authorized stock will be its common stock, all of which will be owned by Conectiv. The operation of Support Conectiv, and the allocation of cost for its operation, is discussed in detail in Item 3.B below.

B. Intra-System Provision of Services

     All services provided by Conectiv system companies to other Conectiv system companies will be in accordance with the requirements of Section 13 of the Act and the rules promulgated thereunder. Conectiv is aware that questions concerning the FERC's policy in this area are likely to arise with respect to affiliate transactions involving Atlantic, Delmarva and other companies which are public utilities under the Federal Power Act. The FERC, in its order authorizing the proposed mergers, noted that:

          in response to the [FERC's] concern under the holding of OHIO POWER CO. v. FERC, 954 F.2d 779 (D.C. Cir.), CERT. DENIED, 498 U.S. 73
          (1992), Applicants commit as a condition that, for Commission ratemaking purposes, they will follow the Commission's policy regarding the treatment of costs and revenues associated with inter-company services.

     The FERC intra-corporate transactions policy, with respect to non-power goods and services, requires that:

          (1) affiliates or associates of a public utility not sell non-power goods and services to the public utility at a price above market; and
          (2) sales of non-power goods and services by a public utility to its affiliates or associates be at the public utility's cost for such goods and services or market value for such goods and services, whichever is higher.

ATLANTIC CITY ELECTRIC COMPANY AND DELMARVA POWER & LIGHT COMPANY, FERC Docket No. EC-7-000 (slip op., July 30, 1997).

     Conectiv recognizes that affiliate transactions among the member companies of Conectiv will be subject of the jurisdiction of the SEC under section 13(b) of the Act and the rules and regulations thereunder. Section 13(b) of the Act generally provides that transactions between affiliates in a registered holding company system be "at cost, fairly or equitably allocated among such companies." Conectiv believes that as a practical matter there should not be any irreconcilable inconsistency between the application of the SEC's "at cost" standard and the FERC's policies with respect to intra-system transactions as applied to Conectiv. For example, Support Conectiv will provide non-power goods and services to associate companies within the Conectiv system at cost, but it is anticipated that Support Conectiv will provide only those goods and services where it can meet or better market prices for comparable quality goods and services. In other words, they are anticipating that Support Conectiv "costs" will be at or below the market.

     On this basis, Conectiv will be able to comply with the requirements of both the FERC and the "at cost" and fair and equitable allocation of cost requirements of Section 13, including Rules 87, 90 and 91 thereunder, for all services, sale and construction contracts between associate companies and with the holding company parent unless otherwise permitted by the Commission by rule or order.

     1. Support Conectiv

     As described in Item 1.B.1.c.vii, Support Conectiv will provide all system companies, pursuant to the Service Agreement, with a variety of administrative, management and support services, including services relating to electric power planning, electric system operations, materials management, facilities and real estate, accounting, budgeting and financial forecasting, finance and treasury, rates and regulation, legal, internal audit, corporate communications, environmental, fuel procurement, corporate planning, investor relations, human resources, marketing and customer services, information systems and general administrative and executive management services. In accordance with the Service Agreement, Exhibit B-2, services provided by Support Conectiv will be directly assigned, distributed or allocated by activity, project, program, work order or other appropriate basis. To accomplish this, employees of Support Conectiv will record transactions utilizing the existing data capture and accounting systems of each client company. Costs of Support Conectiv will be accumulated in accounts of Support Conectiv and directly assigned, distributed and allocated to the appropriate client company in accordance with the guidelines set forth in the Service Agreement. Atlantic and Delmarva are currently developing the system and procedures necessary to implement the Service Agreement.

     It is anticipated that Support Conectiv will be staffed by transfer of personnel from Delmarva, Atlantic and their subsidiaries. Support Conectiv's accounting and cost allocation methods and procedures are structured so as to comply with the Commission's standards for service companies in registered holding-company systems. Support Conectiv's billing system will use the "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service
Companies" established by the Commission for service companies of registered holding-company systems, as may be adjusted to use the FERC uniform system of accounts.

     As compensation for services, the Service Agreement will provide for the client companies to: "pay to Support Conectiv all costs which reasonably can be identified and related to particular services performed by Support Conectiv for or on its behalf." Where more than one company is involved in or has received benefits from a service performed, the Service Agreement will provide that "costs will be directly assigned, distributed or allocated, between or among such companies on a basis reasonably related to the service performed to the extent reasonably practicable," in accordance with the methods set forth in Appendix A to the Service Agreement. Thus, for financial reporting purposes, charges for all services provided by Support Conectiv to affiliates will be on an "at cost" basis as determined under Rules 90 and 91 of the Act.

     No change in the organization of Support Conectiv, the type and character of the companies to be serviced, the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until Support Conectiv shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify Support Conectiv within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until Support Conectiv shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

     Conectiv believes that the Service Agreement is structured so as to comply with Section 13 of the Act and the Commission's rules and regulations thereunder.

     Rule 88: Rule 88 provides that "[a] finding by the Commission that a subsidiary company of a registered holding company . . . is so organized and conducted, or to be conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by Rule 90), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified" in the instructions for that form, by such company or the persons proposing to organize it. Notwithstanding the foregoing language, the Commission has on at least two recent occasions made findings under Section 13(b) based on information set forth in an Application/Declaration on Form U-1, without requiring the formal filing of a Form U-13-1. SEE CINERGY CORP., HCAR No. 26146 (Oct. 21, 1994); UNITIL CORP., HCAR No. 25524 (April 24, 1992). In this Application/ Declaration, Conectiv has submitted substantially the same applicable information as would have been submitted in a Form U-13-1.

     Accordingly, it is submitted that it is appropriate to find that Support Conectiv is so organized and its business will be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application/Declaration should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

     2. Other Services

     Delmarva, ACE and other associate companies of Conectiv may, from time to time, enter into leases of office or other space with other associate companies. Any such lease will be in accordance with Rules 87, 90, and 91, except as may be otherwise authorized by the Commission. To the extent necessary, Conectiv requests authority from the Commission to enter into the business of leasing such space between and among associate companies and third parties. The Commission has permitted the leasing of excess office space. SEE, E.G., CENTRAL POWER AND LIGHT COMPANY, HCAR No. 26408 (Nov. 13, 1995); NORTHEAST UTILITIES, HCAR No. 24908 (June 22, 1989).

     Delmarva and Atlantic may also provide to one another services incidental to their utility businesses, such as power plant maintenance overhauls, power plant and storm outage emergency repairs and services of personnel with specialized expertise related to the operation of the utility (i.e., services by an industrial lighting specialist or waste disposal specialist). These services will be provided at cost in accordance with the standards of the Act and Rules 87, 90 and 91 thereunder.

     In addition, it is expected that certain assets such as real property used for administrative purposes and information technology equipment and software may be transferred from Delmarva or ACE to Support Conectiv or other Conectiv companies at cost in conjunction with the integration of the two companies after consummation of the Mergers. For example, Delmarva currently owns the building that is likely to be used by Support Conectiv and so may seek to transfer this asset. These transfers may require approval by various public utility commissions. The Applicant requests authorization to transfer assets with remaining recorded value (assets less depreciation and amortization) totaling up to $100 million. Any such transfers will be in accordance with Rules 87, 90, and 91, except as may be otherwise authorized by the Commission. It is also requested that this authorization be for a period of 24 months from the effective date of the Mergers.

     Conectiv further requests authority to transfer at cost and/or combine real property interests and real estate related activities which benefit more than one member of the Conectiv group, and real property interests of Delmarva and Atlantic currently intended for sale to third parties, into a single legal entity through merger of subsidiaries engaged in real estate related activities and transfers of assets and business activities from Delmarva, Atlantic and their subsidiaries to such merged real estate subsidiary. Any such transfers will be in accordance with Rules 87, 90, and 91, except as may be otherwise authorized by the Commission.

                                    * * * * *

     Finally, pursuant to Rule 24 under the Act, Conectiv represents that the transactions proposed in this filing shall be carried out in accordance with the terms and conditions of, and for the purposes stated in, the declaration-application no later than December 31, 2000.

Item 4. Regulatory Approvals

     Set forth below is a summary of the regulatory approvals that Conectiv has obtained or expects to obtain in connection with the Mergers.

A.  Antitrust

     The HSR Act and the rules and regulations thereunder provide that certain transactions (including the Mergers) may not be consummated until certain information has been submitted to the DOJ and FTC and specified HSR Act waiting period requirements have been satisfied. Delmarva and Atlantic have submitted Notification and Report Forms and all required information to the DOJ and FTC and the Mergers will not be consummated unless the applicable waiting period has expired or has been terminated.

     The expiration of the HSR Act waiting period does not preclude the DOJ or the FTC from challenging the Mergers on antitrust grounds; however, Conectiv believes that the Mergers will not violate Federal antitrust laws. If the Mergers are not consummated within twelve months after the expiration or earlier termination of the initial HSR Act waiting period, Delmarva and Atlantic would be required to submit new information to the DOJ and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the Mergers could be consummated.

B.  Federal Power Act

     Section 203 of the Federal Power Act as amended (the "Federal Power Act"), provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or directly or indirectly merge or consolidate such facilities with those of any other person or acquire any security of any other public utility, without first having obtained authorization from the FERC. Delmarva and Atlantic submitted a joint application for approval of the Mergers to the FERC on November 27, 1996. An order was issued approving the Mergers on July 30, 1997. Exhibit D-1.3.

C.  Atomic Energy Act

     Delmarva and Atlantic hold Nuclear Regulatory Commission ("NRC") licenses with respect to their ownership interests in certain nuclear units. Delmarva and Atlantic each own a 7.41% interest in the Salem Nuclear Generating Station, which consists of two nuclear units, and a 7.51% interest in the Peach Bottom Nuclear Generating Station, which consists of two nuclear units. In addition, Atlantic owns a 5% interest in the Hope Creek Nuclear Generating Station, which consists of one nuclear unit. The Atomic Energy Act currently provides that licenses may not be transferred or in any manner disposed of, directly or indirectly, to any person unless the NRC finds that such transfer is in accordance with the Atomic Energy Act and consents to the transfer. Pursuant to the Atomic Energy Act, Delmarva and Atlantic submitted an application for approval from the NRC on April 30, 1997. See Exhibit D-7.1.

D.  State Public Utility Regulation

     Delaware: Delmarva is incorporated in Delaware and subject to the jurisdiction of the DPSC. Pursuant to Section 215 of the Public Utilities Act, Delmarva must obtain the approval of the DPSC in order to directly or indirectly merge or consolidate with any other person or company. Section 215 also provides that no other entity shall acquire control, either directly or indirectly, of any public utility doing business within Delaware without the prior approval of the DPSC. The DPSC will approve the proposed Mergers when it finds them to be made in accordance with law, for a proper purpose and are in the public interest. Conectiv and Delmarva submitted an application with the DPSC requesting approval of the Mergers on February 24, 1997. See Exhibit D-2.1.

     Virginia: Delmarva is also incorporated in Virginia and subject to the jurisdiction of the VSCC. Pursuant to the Utility Transfers Act, no person, whether acting alone or in concert with others, shall, directly or indirectly, acquire control of a public utility without the prior approval of the VSCC and it is unlawful for any public utility, directly or indirectly, to dispose of any utility assets situated within Virginia unless authorized by the VSCC. The VSCC will approve a proposed transaction if satisfied that adequate service to the public at just and reasonable rates will not be impaired or jeopardized by granting an application for approval. Furthermore, except to the extent preempted by the Securities Exchange Commission, the VSCC, pursuant to statutory provisions under which the VSCC regulates relations with affiliated interests, must approve certain contracts or arrangements for certain services, purchases, sales, leases or exchanges, loans and guarantees between a public service company and affiliates. The VSCC issued an order approving the Mergers on August 8, 1997.

     New Jersey: As the parent company of Atlantic City Electric Company, the transfer of the ownership or control, or the merger of, Atlantic is subject to the jurisdiction of the NJBPU which, pursuant to Title 48 of the New Jersey Statutes Annotated, must give written approval before any person may acquire or seek to acquire control of a public utility directly or indirectly through the medium of an affiliated or parent corporation. In addition, the NJBPU must authorize any transfer of stock to another public utility, or a transfer that vests another corporation with a majority interest in the stock of a public utility. Furthermore, the NJBPU regulates relations between public utilities and affiliated interests, and must approve certain contracts or arrangements for certain services, purchases or loans between a public utility and affiliates. Conectiv and Atlantic submitted an application with the NJBPU requesting approval of the Mergers on February 24, 1997. See Exhibit D-4.1.

     Pennsylvania: Delmarva and Atlantic own fractional interests in the Keystone, Conemaugh and Peach Bottom electric generating stations and related transmission lines located in Pennsylvania. Pursuant to Pennsylvania statute, the transfer to any person or corporation of the stock, including a transfer by merger, of a public utility must be approved by the PPUC. The PPUC will approve such transfers upon a showing that the merger will affirmatively promote the service, accommodation, convenience or safety of the public in some substantial way. Delmarva and Atlantic applied for PPUC approval of the Mergers on March 24, 1997. See Exhibit D-5.1.

     Maryland: The MPSC has general authority to supervise and regulate public utilities with operations in Maryland. Delmarva advised the MPSC of the transactions contemplated by the Merger Agreement and that it does not believe that the approval of the MPSC of the Mergers is required. However, the MPSC ruled that it has jurisdiction over the Mergers to determine whether the Mergers will have an adverse effect on the conduct of Delmarva's Maryland franchises and any other matters that properly come before the MPSC at a hearing. The MPSC issued an order approving the Mergers on July 16, 1997. See Exhibit D-6.1.

Item 5. Procedure

     The Commission is respectfully requested to issue and publish not later than September 1, 1997 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than September 26, 1997 by which comments may be entered and a date not later than September 30, 1997 as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Mergers. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

A.  Exhibits

A-1 Restated Certificate of Incorporation of Conectiv (filed as Annex IV to the Registration Statement on Form S-4 on December 26, 1996 (Registration No. 333-18843), and incorporated herein by reference).

A-2 Restated Bylaws of Conectiv (filed as Annex V to the Registration Statement on Form S-4 on December 26, 1996 (Registration No. 333-18843), and incorporated herein by reference).

A-3 Restated Certificate and Articles of Incorporation of Delmarva (filed with Registration No. 33-50453 and incorporated herein by reference).

A-4 Restated Certificate of Incorporation of Atlantic (filed as Exhibit 4(a) to the Atlantic Form 10-Q dated September 30, 1987) and Certificate of Amendment to the Restated Certificate of Incorporation of Atlantic (filed as Exhibit 3(ii) to the Atlantic Form S-8 dated May 6, 1994), and both incorporated herein by reference).

B-1 Agreement and Plan of Merger, as amended and restated (filed as Annex I to the Registration Statement on Form S-4 on December 26, 1996 (Registration No. 333-18843), and incorporated herein by reference).

B-2  Form of Service Agreement between Support Conectiv and all affiliates.

C-1 Registration Statement of Conectiv on Form S-4 (filed on December 26, 1996 (Registration No 333-18843) and incorporated herein by reference).

C-2  Joint Proxy Statement and Prospectus (included in Exhibit C-1).

D-1.1 Joint Application of Delmarva and Atlantic before the FERC, as amended.

D-1.2.1 Testimony of John C. Dalton to the FERC.

D-1.3 Order of the FERC.

D-2.1 Application of Delmarva to the DPSC.

D-2.2 DPSC Order. (to be filed by amendment)

D-3.1 Application of Delmarva to the VSCC.

D-3.2 VSCC Order. (to be filed by amendment)

D-4.1 Application of Atlantic to the NJBPU.

D-4.2 NJBPU Order. (to be filed by amendment)

D-5.1 Application of Delmarva to the PPUC.

D-5.2 PPUC Order. (to be filed by amendment)

D-6.1 Application of Delmarva to the MPSC.

D-6.2 MPSC Order.

D-7.1 Applications of Delmarva and Atlantic to the NRC.

D-7.2 Order of the NRC. (to be filed by amendment)

E-1  Map of service areas of Delmarva and Atlantic. (filed on Form S-E)

E-2  Delmarva corporate chart. (filed on Form S-E)

E-3  Atlantic corporate chart. (filed on Form S-E)

E-4  Conectiv corporate chart. (filed on Form S-E)

F-1  Opinion of counsel. (to be filed by amendment)

F-2  Past-tense opinion of counsel. (to be filed by amendment)

G-1 Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (filed as Annex II to the Registration Statement on Form S-4 on December 26, 1996 (Registration No. 333-18843), and incorporated herein by reference).

G-2 Opinion of Morgan Stanley & Co. Incorporated (filed as Annex III to the Registration Statement on Form S-4 on December 26, 1996 (Registration No. 333-18843), and incorporated herein by reference).

H-1 Quarterly Report of Delmarva on Form 10-Q for the quarter ended March 31, 1997 (filed on May 14, 1997) (File No. 1-01405) and incorporated herein by reference).

H-2 Quarterly Report of Atlantic on Form 10-Q for the quarter ended March 31, 1997 (filed on May 13, 1997 (File No. 1-09760) and incorporated herein by reference).

H-3 Form U-3A-2 by Atlantic (filed on February 28, 1997) (File No. 069-00337) and incorporated herein by reference).

H-4  Schedule of Assets and Revenues of Nonutility Subsidiary Companies.

I-1  Proposed Form of Notice.

J-1 Analysis of the Economic Impact of a Divestiture of the Gas Business of DPL.

J-2  (deleted)

J-3 Table of Estimated Losses of Economies in Prior Decisions on Divestiture and Retention of Gas Operations.

B.  Financial Statements

FS-1 Conectiv  Unaudited Pro Forma Condensed  Consolidated  Balance Sheets as of
     March 31, 1997.

FS-2 Conectiv Unaudited Pro Forma Condensed Consolidated Statements of Income for the twelve months ended March 31, 1997.

FS-3 Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

FS-4 Atlantic Consolidated Balance Sheet as of March 31, 1997.

FS-5 Atlantic  Consolidated  Statements  of Income for the twelve  months  ended
     March 31, 1997.

FS-6 Delmarva Consolidated Balance Sheet as of March 31, 1997.

FS-7 Delmarva Consolidated Statement of Income for the twelve months ended March
     31, 1997.

Item 7. Information as to Environmental Effects

     The Mergers neither involve a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. The only federal actions related to the Mergers pertain to the Commission's declaration of the effectiveness of Conectiv's Registration Statement on Form S-4, the expiration of the applicable waiting period under the HSR Act, approval of the application filed by Conectiv with the FERC under the Federal Power Act, approval of the application filed by Conectiv with the NRC under the Atomic Energy Act, and Commission approval of this Application/Declaration. Consummation of the Mergers will not result in changes in the operations of Delmarva or Atlantic that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to the Application/Declaration of Conectiv, Inc. to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 12, 1997

                                               Conectiv, Inc.



                                                By: /s/ B.S. Graham
                                                  Barbara S. Graham
                                                      President